Taylor Property, Ontario, Canada

Updated NI 43-101 Technical Report

Effective Date of the Report: 31 December 2016
Issuing Date of the Report: 30 March 2017

Authors: P. Rocque, P.Eng., D. Cater, P. Geo.
Report Addressed to Kirkland Lake Gold Ltd.

Taylor Property
NI 43-101 Technical report

Important Notice

This Technical Report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Kirkland Lake Gold Ltd. (Kirkland Lake Gold). The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with: the information available at the time of preparation; the data supplied by outside sources, which has been verified by the authors as applicable; and the assumptions, conditions and qualifications set forth in this Technical Report.

Cautionary Note with Respect to Forward-Looking Information

Certain information and statements contained in this Technical Report are “forward looking” in nature. All information and statements in this report, other than statements of historical fact, that address events, results, outcomes or developments that Kirkland Lake Gold Ltd. and/or the Qualified Persons who authored this report expect to occur are “forward-looking statements”. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, assumptions and parameters underlying the life of mine update not being realized, a decrease in the future gold price, discrepancies between actual and estimated production, changes in costs (including labour, supplies, fuel and equipment), changes to tax rates; environmental compliance and changes in environmental legislation and regulation, exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the technical report. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; operating and capital costs; the Company’s ability to attract and retain skilled staff; sensitivity to metal prices and other sensitivities; the supply and demand for, and the level and volatility of the price of, gold; the supply and availability of consumables and services; the exchange rates of the Canadian dollar to the U.S. dollar; energy and fuel costs; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; market competition; ongoing relations with employees and impacted communities and general business and economic conditions. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof, or such other date or dates specified in such statements.

All forward-looking statements in this Technical Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Kirkland Lake Gold Ltd. and the

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Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Non-IFRS Financial Performance Measures

Kirkland Lake Gold has included a non-IFRS measure “total site costs”, “total site costs per ounce” and various unit costs in this Technical Report. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

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C O N T E N T S

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T A B L E S

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F I G U R E S

Figure 3-1: Location of Taylor project	11
Figure 3-2: Taylor property claim map.	12
Figure 4-1: Access map to the Taylor property	16
Figure 6-1: Taylor property geological map	25
Figure 6-2: Longitudinal section showing the Shaft, Shoot and WPZ deposits.	26
Figure 6-3: Isometric view of the West Porphyry Deposit.	28
Figure 8-1: Cross section looking east of the WPZ with interpretation of target areas	32
Figure 8-2: Seismic Reflection survey cross section looking west.	33
Figure 8-3: 2017 Exploration targets on Taylor property.	35
Figure 8-4: Near mine exploration targets.	35
Figure 10-1: Geological back mapping of 360 m sublevel.	41
Figure 10-2: Geological back mapping of 390 m sublevel.	42
Figure 10-3: Face photo and 1:50 map of 360 m Sublevel Sill #1 East Round.	43
Figure 10-4: Reject comparison between Swastika Laboratory and Bureau Veritas.	47
Figure 10-5: Pulp comparison between Swastika Laboratory and Bureau Veritas.	47
Figure 12-1: Primary circuit cumulative GRG recovery versus particle size	54
Figure 12-2: Secondary circuit cumulative GRG recovery versus particle size.	54
Figure 13-1: Isometric view of the Taylor Mine Complex (looking northwest).	60
Figure 13-2: (a) Histogram of Au grades for the 1004-1 Zone. (b) Log Au histogram for the 1004-1 Zone	62
Figure 13-3: Log probability plot for Au in the 1004-1 Zone.	63
Figure 13-4: QQ plot of all subdomains vs. entire 1004-1 dataset.	64
Figure 13-5: Log-probability plot by domain	65
Figure 13-6: (a) Histogram of Au values in the upper WPZ. (b) Log-Au histogram of gold values in the upper WPZ.	67
Figure 13-7: Log-probability plot for all samples in the upper WPZ	68
Figure 13-8: QQ plot of sub-domain vs. all of upper WPZ	69
Figure 13-9: Log-probability plots of all sub-domains.	69
Figure 13-10: QQ plot comparing the upper and lower WPZ gold populations.	70
Figure 13-11: (a) Histogram of Au values for the Shaft Deposit. (b) Log-histogram of Au values for the Shaft Deposit.	72
Figure 13-12: Log-probability plot for Au samples in the Shaft Deposit.	73
Figure 13-13: (a) QQ plot comparing subdomains to the overall Shaft Deposit population. (b) Log probability plots for the subdomains in the Shaft Deposit	74
Figure 13-14: Anisotropic variogram for the 1004-1 Zone, including all subdomains	76
Figure 13-15: Anisotropic variogram for the Shaft Deposit, includes all subdomains.	76
Figure 13-16: Kriging efficiency for the lower WPZ 1004-1 Zone (looking north)	82
Figure 13-17: Kriging efficiency for the Upper WPZ and Shaft Deposit (looking north).	83
Figure 13-18: SWATH plot in X for the Lower WPZ (1004-1 Zone)	84
Figure 13-19: SWATH plot in X for the Upper WPZ	85
Figure 13-20: SWATH plot in X for the Shaft Deposit	86
Figure 15-1: Longitudinal view (looking Northwest).	90
Figure 15-2: Longitudinal view showing the planned decline access to the WPZ.	94
Figure 16-1: Process flow sheet	99
Figure 17-1: Ventilation network schematic.	102
Figure 19-1: Tailings management facilities.	107

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SUMMARY

This National Instrument 43-101 technical report (technical report) was triggered by the disclosure from Kirkland Lake Gold Ltd (KLG) of its Annual Information Form (AIF) for the year 2016 (section 4.2 (1) (f) of the Instrument).

This technical report has been prepared for KLG, the beneficial owner of the Taylor Mine. KLG is listed on the Toronto Stock Exchange under the ticker symbol “KL”. This technical report provides the Mineral Resource and Mineral Reserve estimates for the Taylor Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period January 1, 2016 to December 31, 2016.

The Taylor property is located in the Taylor Township, approximately eight km northwest of the town of Matheson and four km, north of Highway 101, which lies within the Black River-Matheson Municipality and within Lots 5 – 8, Concessions II and III of Taylor Townships in the Larder Lake Mining Division, District of Cochrane, Ontario, Canada. The main access to the property is via Regional Road #11, north of Highway #101.

The infrastructure is well developed and can support mining activities in the area. Power, fuel and water are already available at the Taylor. The area is well serviced with an array of major roads and two airports (in Timmins and Rouyn-Noranda). Since the ore will be treated at the company’s

Holt mill, there are no requirements to store tailings at the Taylor site; waste rock storage areas were constructed during previous mining activities and are being used, as required.

The Taylor property area had been explored by Hollinger and by a joint venture between Labrador Mining and Exploration Company Ltd. (successor to Hollinger) and later by Esso Minerals Canada (Esso Minerals). The property was acquired by St Andrew Goldfields Ltd. (SAS) in 2000; SAS was acquired by KLG on January 26, 2016.

The Taylor Mine Complex is located along the Porcupine-Destor Fault Zone (PDF), a major structural feature associated with globally significant gold deposits lying within the Abitibi Greenstone Belt of northeastern Ontario and north-western Quebec. The Abitibi Greenstone Belt is typical of other Archean-aged greenstone belts in the Canadian Shield and elsewhere in the world in that, it contains predominantly volcanic and sedimentary sequences of rocks intruded by mafic to felsic intrusions and late cross-cutting diabase dikes. Being approximately 750 km in length by 250 km in width, it is one of the largest greenstone belt in the world. Volcanic, sedimentary and contemporaneous intrusive rocks in the Abitibi range in age from 2,745 to 2,680 Ma. Gold production from deposits located in proximity to the PDF has been prolific. Total output is estimated at over 62 million ounces of gold since the start of gold production in the Porcupine Camp.

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The Taylor Mine is located along the PDF in its central portion, approximately 60 km east of the main gold producers in the vicinity of Timmins. The PDF in the area of the Taylor Mine strikes roughly east-west, and dips to the south between 40° and 60°, with the majority of the property lying to the south of the projected trace of the PDF. The PDF is a complex structural zone and it is more accurately described as a zone of tens of metres width, along which are contained many individual zones of movement. In the Taylor property area, the footwall of the PDF is considered to be a thick series of relatively undeformed and unaltered metasedimentary rocks intersected to the footwall.

The Taylor Mineralization is in close proximity, within the hanging wall, to the PDF. Over a strike length of 2.3 kilometres there are three mineralization zones that have been identified, from east to west these are:

  The Shaft Deposit, with gold mineralization associated with felsic intrusive rocks.

  The West Porphyry Deposit (WPZ), a system of stacked lenses, with the gold mineralization associated with felsic intrusive and altered mafic-ultramafic rocks (Green Quartz Carbonate).

  The Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of green quartz carbonate.

Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as fine particles, which may be intimately associated with sulphides (particularly pyrite and locally, arsenopyrite) both in quartz-carbonate veins or in surrounding altered host rocks.

The deposits within the Taylor Mine Complex are present along and within the hanging wall of the PDF. The company interprets the area to contain faults parallel to the PDF on the north and south side. Reverse faulting may occur in this sense creating an opportunity for offset zones. Though sparse in drilling, KLG has identified lenses in the footwall of the PDF, named the 1003 Zone (West Porphyry Deposit), which will continue to be explored in 2017. The Taylor Fault located to the south also creates an opportunity for offset zones. KLG plans on diamond drilling to test further away from the PDF.

In 2016, KLG employed three underground rigs to define and explore nearby targets and expand the resource. One target was in the area of the Bulk Sample #1 at the 100 Level (approximately 100 m below surface). Drilling focused mainly above the mined area with the goal of expanding the resource of the 1010 lenses. Another target focused down dip of the WPZ drilling from the lowest level, the 450 Level (450 m below surface), to expand the resource at depth and test for the potential of en échelon lenses.

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On surface, KLG utilized one drill to test for mineralization along strike of the PDF to the east of the Shaft Deposit. Recent drill results from 2016 drilling have shown gold present in quartz veins approximately 800m away.

While the Taylor Mine consists of a few zones: the Shoot Deposit (located on the west side of the property), the WPZ, the East Porphyry Deposit and the Shaft Deposit (located on the east side of the property), development and operating activities are currently focused on the WPZ; it extends vertically about 600 m and is mostly open at depth. The deposit is accessed via a ramp and mined by overhand cut and fill method (for shallow dip ore zones) or longhole stoping (where the ore zones dip at an angle greater than 45°). Ore and waste are trucked to surface where the ore is loaded into surface trucks for haulage to the Holt mill and the waste is stockpiled on designated surface areas. Ventilation is forced underground via the shaft opening. Auxiliary fans are installed, as required, for adequate airflow distribution. Underground water is pumped to a collector pond on surface prior to be discharged in the environment.

Ore is delivered to the mill where it goes through the grinding circuit (5 m diameter by 6.1 m long SAG mill), a 4 m diameter by 5.5 m long ball mill and a 3.6 m diameter by 4.9 m long tertiary ball mill, all operating in series and in closed circuit.

After going through the primary cyclone cluster, the secondary cyclone cluster feeds a 27 m thickener underflow that feeds carbon-in-leach tanks. The tank system is conventional gravity flow for slurry with counter-current carbon advancement.

Precious metal stripping is performed in batch operations. Carbon is transferred to an adsorption column where a Zadra process is utilized as the gold elution method. Barren solution is circulated through two shell and tube heat exchangers and a electric inline heater.

The resulting pregnant solution is pumped from the solution tank to an electro-winning cell. The gold precipitate is further refined in a furnace and the doré bars are poured.

KLG has recently signed an agreement with First Nations who have treaty and aboriginal rights which they assert within the operations area of the mine.

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The updated Mineral Resources and Mineral Reserves, as of December 31, 2016, are presented in Summary Table 1 and Summary Table 2, respectively.

Notes
              CIM definitions (2014) were followed in the estimation of Mineral Resource
              Mineral Resources are reported Exclusive of Mineral reserves
              Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo.
              Mineral Resources were estimated at a block cut-off grade of 2.6g/t
              Mineral Resources are estimated using a long term gold price of US$1,200/oz (CDN$1,500/oz)
              A minimum mining width of 3m was applied
              A bulk density of 2.84 t/m3 was used
              Totals may not add exactly due to rounding

Summary Table 1: Mineral resources at Taylor Mine (as of Dec 31, 2016).

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Notes
CIM definitions (2014) were followed in the estimation of Mineral Reserves
Cut-off grades were calculated for each stope, unless noted otherwise
Mineral Reserves were estimated using a long-term gold price of US$1,200/oz (CDN$1,500/oz)
Mineral Reserves estimates were prepared under the supervision of P. Rocque, P. Eng.
Totals may not add exactly due to rounding

Summary Table 2: Mineral reserves at Taylor Mine (as of Dec 31, 2016).

The Bulk Sample #2 program at Taylor successfully extracted gold mineralization as interpreted from SAS’ (now KLG’s) August 2014 Indicated Resource Estimate. The Holt mill successfully processed the Taylor ore recovering 4, 948 troy ounces from the 17,549 tonnes processed. Mill recovery of 97.4% exceeded the estimated 94.5 % recovered rate used in the PFS 2012 (which was based on laboratory test work).

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Commercial production at Taylor was declared in November 2015. During 2016 (the first full year of operation), Taylor produced a total of 199,200 tonnes at an average head grade of 6.90 g/t Au, resulting in 42,639 ounces being produced.

In 2017, an exploration drift to the east on the 430m level has been proposed to assess both the Shaft Deposit, which commences immediately below surface (under 15 m of overburden) and the East Porphyry Zone mineralization at depth.

Opportunities at Taylor include:

•	Strike / Dip extension of mineralized zones that remain open and warrant drill testing.

•

New Discovery potential is available given the historical sparse drill coverage which to date has been concentrated along the PDF. Additional targets exist to both the south and within the sediments situated north of PDF.

•	The installation of a gravity recovery circuit may improve the overall recovery by 1% to 2% based on recent test work.

•	Geology re-int+erpretation based on information gained through additional drilling and underground sampling may lead to additional mineral resources (and possibly to additional mineral reserves).

Some of the risks include:

•	Future exploration programs are unable to keep pace with mining that in turn results in mineral resources and mineral reserves being depleted;

•	Mineral resources may not be converted up to mineral reserves due to a lack of economic support;

•	Drop in gold price to a level whereby it becomes uneconomic to continue mining and developing the mine complex;

•	Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase the cut-off grade and decrease the level of mineral resources and mineral reserves;

•	Mechanical breakdown of critical equipment or infrastructure that could decrease or halt the production throughput at the mine; and

•	Continuity of ore zones not well defined or understood.

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Exploration potential at Taylor is regarded as excellent. Diamond drilling from both surface and underground is warranted to 1) assess mineralized strike and dip extensions, 2) to define the overall trend and width of the through-going diabase dykes, and 3) to target new discoveries on the property and associated with the PDF trend.

Underground development west (on the 390 and 450 levels) and associated diamond drill platforms are critical to the delineation of future mineral resources.

The re-processing of the 1997 Quantec IP survey data over the Shaft Deposit, has yielded encouraging results when sliced into a series of level plans. Drilling is required to follow-up on the geophysical signature of the Shaft and WPZ mineralized trend at depth.

A seismic reflection line was conducted 5 km west of Taylor, as part of the Discover Abitibi exploration initiative in 2005, which defined a buried mafic volcanic complex to the north of the PDF. Additional seismic lines are justified, to define the regional geological setting at depth, with scout level drilling proposed to confirm the seismic line interpretation.

Continued definition drilling at the current drill spacing (15 m by 15 m centres) is recommended to confirm the geometry of the mineralized zones.

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1.0	INTRODUCTION

This National Instrument 43-101 technical report (technical report) was triggered by the disclosure from Kirkland Lake Gold Ltd (KLG) of its Annual Information Form (AIF) for the year 2016 (section 4.2 (1) (f) of the Instrument).

This technical report has been prepared for KLG, the beneficial owner of the Taylor Mine. KLG is listed on the Toronto Stock Exchange under the ticker symbol “KL”. This technical report provides the Mineral Resource and Mineral Reserve estimates for the Taylor Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period January 1, 2016 to December 31, 2016

Information was obtained through the field and technical work related to the Taylor deposit over the past several years. Most of that information was derived by KLG employees.

The two qualified persons (QP) visited the Taylor property numerous times since 2010 and participated in the direction of the field and technical work.

The units of measures used in this report conform to the metric system. Unless stated otherwise, the Canadian Dollar (CDN$) is the currency used in this technical report. A list of abbreviations is displayed in Table 1-1.

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Abbreviation	Meaning
a	annum
CDN$	Canadian dollar
cm	centimetre
d	day
DDH	diamond drill hole
EM	electromagnetic
g	gram
gpt, g/t	gram per tonne
ha	hectare (2.471 acres)
HLEM	horizontal loop electromagnetic
IP	induced polarization
k	kilo
kg	kilogram
km	kilometre
L, l	litre
m	metre
M	mega
$M	million dolars
m³	cubic metre
MASL	metres above sea level
min	minute
ODH	overburden drill hole
oz	Troy ounce (31.1035 grams)
koz	thousand ounces
ppm, ppb	part per million, part per billion
s	second
ton	short ton (0.907185 tonne)
tonne, t	metric tonne
tpa, t/a	tonne per year
tpd, t/d	tonne per day
US$	United States of America Dollar
VLEM	vertical loop electromagnetic
VLF-EM	very low frequency electromagnetic

Table 1-1: List of Abbreviations.

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2.0	RELIANCE ON OTHER EXPERTS

For some aspects of this technical report, the QPs relied on the following persons:

•	Ryan Cox, Environmental Coordinator (portions of section 19).

•	Alasdair Federico, Executive Vice President (section 4.3 and portions of section 19; community and First Nations)

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3.0	PROPERTY DESCRIPTION AND LOCATION

3.1	Location

The Taylor property is located in the Taylor Township, approximately eight km northwest of the town of Matheson and four km, north of Highway 101, which lies within the Black River-Matheson Municipality and within Lots 5 – 8, Concessions II and III of Taylor Townships in the Larder Lake Mining Division, District of Cochrane, Ontario (Figure 3-1). The main access to the property is via Regional Road #11, north of Highway #101. Existing mine workings are located immediately north and south of Concession Road II. The Taylor property lies east of the Stock Mine property and west of the Black Fox mine, which are both owned and operated by Primero Mining Corp.

Figure 3-1: Location of Taylor project

3.2	Mineral Tenure and Encumbrances.

The claim group is centered at 5379000N and 529000E in NAD83, zone 17 (using UTM coordinate system).

The 3,080 ha property is comprised of 77 claims that include patented, leased, mineral claims and surface and mineral rights claims (Figure 3-2).

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Various net profit payments or other royalty agreements were negotiated over the past 23 years (Table 3-1).

Figure 3-2: Taylor property claim map.

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Claim Number	PCL Number	Grant	Surf. Rights	Min. Rights	Township	Area (ha)	PIN Number	Interest	Royalty	Deposit on claim	Notes	Holders	Rate	Year
125378EC	125378EC		Y	Y	STOCK	72.229	65363-076	100	Nil		1	Walter Turney	2.0% NSR	2003
171098EC	171098EC		Y	Y	TAYLOR	32.842	65364-201	100	Nil		2	Jacques + Lise Boutin	1.5% NSR	1997
190188EC	190188EC		N	Y	STOCK	65.396	65363-068	100	Nil		3	Leo Alarie and Sons	2.0% NSR	1997
235743EC	235743EC	CP7164	Y	N	TAYLOR	33.139	65364-136	100			4	Robert Haley	2.0% NSR	1997
4842SEC	4842SEC		Y	Y	STOCK	61.991	65363-079	100	Nil		5	Robert Lalonde	2.0% NSR	2003
CP129	3314SEC	CP129	Y	Y	TAYLOR	63.415	65364-403	100	Nil		6	Ginn and Barnes	2.0% NSR	1999
CP1308	5094SEC	CP1308	Y	Y	TAYLOR	16.227	65364-135	100	Nil		7	Yvette Lapierre	2.0% NSR	2004
CP1308	244538EC	CP1308	N	Y	TAYLOR	16.103	65364-133	100	2		8	Franco-Nevada	1.0% NSR	2006
CP181	190198EC	CP181	N	Y	TAYLOR	59.558	65364-200	100	Nil		9	1051989 Ontario Inc.	2.0% NSR	2009
CP1823	235748EC	CP1823	Y	Y	TAYLOR	64.459	65364-136	100	8					
CP2328	134928EC	CP2328	N	Y	TAYLOR	30.571	65364-191	100	3					
CP351	3394SEC	CP351	Y	Y	TAYLOR	66.708	65364-139	100	1					
CP3683	183238EC	CP3683	N	Y	STOCK	73.831	65363-073	100	Nil					
CP3971	8344SEC	CP3971	Y	Y	TAYLOR	66.558	65364-134	100	1	North end of WPZ				
CP4029	8378SEC	CP4029	Y	Y	TAYLOR	60.740	65364-155	100	Nil					
CP5323	235758EC	CP5323	Y	Y	TAYLOR	38.021	65364-153	100	8					
CP6454	235758EC	CP6454	Y	Y	TAYLOR	27.775	65364-153	100	8	Shoot Zone				
CP6870	235748EC	CP6870	Y	Y	TAYLOR	34.200	65364-136	100	Nil					
CP9686	235738EC	CP4070	Y	Y	CARR	61.526	65365-418	100	Nil					
L74172	273LC	CL286	Y	Y	TAYLOR	15.759	65364-137	100	Nil					
L74173	273LC	CL286	Y	Y	TAYLOR	15.063	65364-137	100	Nil					
L74174	1706LC	CL287	N	Y	TAYLOR	17.531	65364-151	100	Nil					
L74175	1706LC	CL288	Y	Y	TAYLOR	16.795	65364-151	100	Nil					
L74176	276LC	CL289	Y	Y	TAYLOR	16.452	65364-154	100	Nil					
L74177	276LC	CL289	Y	Y	TAYLOR	16.329	65364-154	100	Nil					
L74178	276LC	CL289	Y	Y	TAYLOR	17.167	65364-154	100	Nil					
L74179	276LC	CL289	Y	Y	TAYLOR	17.935	65364-154	100	Nil					
L74184	1707LC	CL499	Y	Y	TAYLOR	15.553	65364-160	100	Nil					
L74185	1707LC	CL500	N	Y	TAYLOR	16.555	65364-160	100	Nil					
L74186	1707LC	CL500	N	Y	TAYLOR	10.809	65364-160	100	Nil					
L74187	1707LC	CL499	Y	Y	TAYLOR	15.755	65364-160	100	Nil					
L74308	1706LC	CL288	Y	Y	TAYLOR	14.966	65364-151	100	Nil					
L74309	1706LC	CL287	N	Y	TAYLOR	15.608	65364-151	100	Nil					
L77133	1706LC	CL592	Y	Y	TAYLOR	15.991	65364-151	100	Nil					
L77134	1706LC	CL592	Y	Y	TAYLOR	16.105	65364-151	100	Nil					
L77135	1706LC	CL592	Y	Y	TAYLOR	16.322	65364-151	100	Nil					
L77136	1706LC	CL591	N	Y	TAYLOR	16.125	65364-151	100	Nil					
L77137	1706LC	CL592	N	Y	TAYLOR	15.550	65364-151	100	Nil					
L77138	1706LC	CL592	Y	Y	TAYLOR	15.754	65364-151	100	Nil					
L77139	1706LC	CL592	Y	Y	TAYLOR	16.354	65364-151	100	Nil					
L77140	1706LC	CL592	Y	Y	TAYLOR	15.500	65364-151	100	Nil					
L77638	1130LC	CL800	N	Y	TAYLOR	17.802	65364-396	100	Nil					
L77639	1130LC	CL800	N	Y	TAYLOR	15.582	65364-396	100	Nil					
L77640	1130LC	CL800	N	Y	TAYLOR	16.256	65364-396	100	Nil					
L77641	1130LC	CL800	N	Y	TAYLOR	14.313	65364-396	100	Nil					
L77642	1130LC	CL800	N	Y	TAYLOR	15.366	65364-396	100	Nil					
L77643	1130LC	CL800	N	Y	TAYLOR	15.879	65364-396	100	Nil					
L77644	1130LC	CL800	N	Y	TAYLOR	15.952	65364-396	100	Nil					
L77645	1130LC	CL800	N	Y	TAYLOR	16.583	65364-396	100	Nil					
NP3155	724SEC	NP3155	Y	Y	TAYLOR	64.036	65364-167	100	Nil					
NP6002	960SEC	NP6002	Y	Y	TAYLOR	67.131	65364-159	100	Nil					
TP2913	235738EC	TP2913	Y	Y	TAYLOR	65.264	65364-142	100	Nil					
TP578	1371SEC	TP578	Y	Y	TAYLOR	66.098	65364-138	100	1					
TP6047	160448EC	TP6047	N	Y	TAYLOR	31.733	65364-436	100	Nil					
TP6071	125298EC	TP6071	N	Y	TAYLOR	65.698	65364-140	100	7					
TP6072	235748EC	TP6072	Y	Y	TAYLOR	64.967	65364-136	100	8	Most of WPZ				
TP6593	235748EC	TP6593	Y	Y	TAYLOR	30.522	65364-136	100	8	West end of WPZ				
TP6593	8470SEC	TP6593	Y	Y	TAYLOR	32.062	65364-152	100	9					
TP6633	235738EC	TP6633	Y	Y	TAYLOR	37.427	65364-141	100	Nil					
TP7116	1551108EC	TP7116	N	Y	CARR	62.932	65365-393	100	6					
TP7122	2741SEC	TP7122	Y	Y	TAYLOR	64.714	65364-401	100	4					
TP7528	190178EC	TP7258	N	Y	STOCK	56.120	65363-070	100	Nil					
TP7610	188438EC	TP7610	Y	Y	TAYLOR	62.844	65364-157	100	Nil					
Unpatented Claims														
1218632		UPC	N	Y	CARR	131.768		20	80 to GOC					
1227976		UPC	N	Y	TAYLOR	4.452		100						
1227977		UPC	N	Y	STOCK	2.613		100						
1228935		UPC	N	Y	TAYLOR	30.346		100						
1228936		UPC	N	Y	TAYLOR	59.760		100						
1228937		UPC	N	Y	TAYLOR	64.127		20	80 to GOC					
1228938		UPC	N	Y	TAYLOR	195.734		100						
1228939		UPC	N	Y	TAYLOR	65.597		100						
1228940		UPC	N	Y	TAYLOR	64.354		100						
1228941		UPC	N	Y	TAYLOR	66.645		100						
1228942		UPC	N	Y	TAYLOR	131.718		100						
3002298		UPC	N	Y	CARR	30.918		100						
3003829		UPC	N	Y	CARR	57.400		100						
3011310		UPC	N	Y	STOCK	8.609		100

Table 3-1: Claim ownership and associated royalties.

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3.3	Permit Status

Valid permits pertaining to the Taylor are displayed in Table 3-2.

Agency	Item	Description	Site	Expiration	Status
MOE	CA # 8693-7NVPHR	ISW water treatment	Taylor	N/A	Active
MOE	CA # 4-0020-98-006	ISW water treatment	Taylor	N/A	Inactive
MOE	CA # 6230-A2NK3Z	Air emissions	Taylor	N/A	Active
MOE	CA # 3041-3MGQSQ	Portal exhaust and propane heaters	Taylor	N/A	Inactive
MOE	PTTW # 5388-ADYH8L	Mine Sump	Taylor	Feb. 28, 2026	Active
MOE	PTTW # 1433-9ZHJXD	Mine Sump	Taylor	Feb. 28, 2026	Inactive
MOE	PTTW # 5330-7AQLJS	Dewatering	Taylor	Jan. 10, 2018	Inactive
MOE	PTTW # 0548-6J8HLQ	Dewatering	Taylor	Nov. 22, 2007	Inactive
MNDMF	Closure Plan 2015	Director Acceptance	Taylor	N/A	Active
MNR	Permit # KLK-16-25	Fire Permit	Taylor	Annual	Active
MOE	ID # ON5099035	HWIN Waste Registration	Taylor	N/A	Active

Table 3-2: Permits for Taylor Property.

A Notice of Project status change was received in 2016 from MNDN, modifying the status from inactive to active.

3.4	Environmental Liability and Other Potential Risks

In the Qualified Person’s (QP) opinion, there are no significant factors or risks that may affect access, title or the right or ability of KLG to continue mining operations on the Taylor property.

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4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Climate, Topography and Physiography

The climate of the area is typical of northern Ontario with cold winters, warm summers and only moderate precipitation. Climatic conditions in Timmins have been described based on meteorological information from Environment Canada[1] during the period from 1971 to 2000. The average daily temperature in the Timmins area is recorded as 1.3°C with a daily average low of -17.5°C in the month of January, and a daily average high of 17.4°C in the month of July. An extreme low of -45.6°C was recorded on February 1st, 1962 and the extreme high of 38.9°C occurred on July 31st, 1975. The yearly average precipitation for the Timmins area is 831.3 mm with approximately 67% as rain and 33% as snow. The record daily amount of rainfall, 87.6 mm, occurred on July 29th, 1990 and the record daily amount of snowfall, 48.2 cm, occurred on March 19th, 1983.

All of the Taylor property is covered by flat lying to gently rolling terrain with little topographic relief. Overburden depths range for 3 to 60 m, with average overburden depth on the property being approximately 30 m. Elevations range from approximately 250 m to 300 m above sea level. The area is reasonably well drained by creeks and small rivers, and there are numerous small swamps and marsh areas. Outcrop is limited due to an extensive blanket of overburden, mostly sand with lesser amounts of clay from the northerly trending Munro esker. The area is located within the Boreal Shield zone: tree cover is normally thick and predominantly coniferous (with black spruce and jack pine being the most common species), with lesser stands of poplar and birch. The current cover is believed to be a mix of second and third growth forest as a result of logging operations and forest fires.

4.2	Means of Access to the Property

The Taylor property can be accessed by travelling two km west on an all-weather gravel road (the “Taylor road”) off Highway #11, which is located eight km west of the town of

Matheson along Highway #101. Highways #11 and #101 are part of the Trans-Canada Highway system and a main transportation route between northern and southern Ontario. Alternately, the property can be accessed by travelling north on the Val Gagné Road from Highway #101, east along the Taylor Township Concession II Road.

Once on the Taylor property, visitors must register with site security personnel at the security office.

______________________________________
1 Environment Canada website: http://www.climate.weatheroffice.gc.ca

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Access to the property and current infrastructure are displayed in Figure 4-1.

Figure 4-1: Access map to the Taylor property.

4.3	Infrastructure and Local Resources

The infrastructure is well developed and can support mining activities in the area. Power, fuel and water are already available at the Taylor mine site.

The area is well serviced with an array of major roads and two airports (in Timmins and Rouyn-Noranda). Since the ore will be treated at the company’s Holt mill, there are no requirements to store tailings at the Taylor site; waste rock storage areas were constructed during previous mining activities and are being used, as required.

The Black River-Matheson Township (116,167 ha) has an approximate population of 2,800 residing mainly in the towns of Matheson, Shillington, Holtyre and Ramore. Further to the west are the towns and cities of Porcupine, South Porcupine, Schumacher and Timmins (approximately 45,000 residents). To the north are the towns of Iroquois Falls and Cochrane. To the south is the town of Kirkland Lake (approximately 10,000 residents).

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KLG owns an office building in Matheson that is being used as its Exploration Department base. Additionally, KLG acquired two former motels in Matheson that are operated as temporary housing for relocated employees or transient contractors. KLG uses many local residents as support staff and local contractors to maintain the facilities.

KLG has recently signed an agreement with First Nations who have treaty and aboriginal rights which they assert within the operations area of the mine.

The agreement provides a framework for strengthened collaboration in the development and operations of the mine and outlines tangible benefits for the First Nations, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and KLG’s future financial contributions.

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5.0	HISTORY

5.1	Prior Ownership

The Taylor property area had been explored by Hollinger and by a joint venture between Labrador Mining and Exploration Company Ltd. (successor to Hollinger) and later by Esso Minerals Canada (Esso Minerals). The property was acquired by St Andrew Goldfields Ltd. (SAS) in 2000; it included two near surface gold deposits, the Shoot Zone and the Shaft Zone and the deeper West Porphyry Zone. SAS was acquired by KLG on January 26, 2016.

5.2	Exploration and Development Work

5.2.1	Shaft Deposit

The Taylor Mine Shaft Deposit was discovered by Hollinger in 1962. From 1962 to 1966, Hollinger drilled 68 surface diamond drill holes totalling 14,384 m and from 1980 to 1984 Hollinger drilled an additional 31 surface diamond drill holes totalling 3,662 m From February 1986 to July 1998, SAS drilled 42 diamond drill holes from surface totalling 13,649 m. From 1986 to 1988, an underground exploration program was undertaken on the Shaft Zone by SAS and Esso Minerals. A shaft was sunk to 172 m through 14 m of overburden. Drifting, crosscutting, some raising, and extensive underground diamond drilling were carried out on three levels. From March 1987 to October 1988, 254 holes totalling 12,108 m were drilled from underground. From April 1962 to July 1998, a total of 395 diamond drill holes aggregating 43,803 m have targeted the Shaft Deposit mineralization.

In 2014, SAS constructed new mineral resource and provided an updated resource estimate shapes for both the “green carbonate” zone and felsic zone situated in the vicinity of the Shaft Deposit. In addition, in late 2014 one drill hole was completed and a comprehensive chip – channel sampling program was completed in order to confirm the mineral tenor of the Shaft Deposit

5.2.2	West Porphyry Deposit

The West Porphyry Deposit (WPZ), located about 450 m west of the Shaft Deposit and about 400 m below surface, was discovered by Hollinger in 1962. From April 1962 to August 1966, Hollinger drilled 14 holes totalling 4,606 m. From November 1972 to June 1980, Hollinger intermittently drilled a total of 10 holes totalling 4,118 m. From February 1986 to July 1998, SAS drilled 185 holes from surface totalling 84,015 m. Up until July 1998, some 209 holes totalling 92,740 m had been drilled in the West Porphyry Deposit area and vicinity. The West Porphyry Deposit hosts the Main West Porphyry Deposit and the Upper West Porphyry Deposit.

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In 2004, SAS commenced planning for the Advanced Exploration Project to test the West Porphyry deposit. In 2005, 13 surface diamond drill holes were completed in the planned portal area for condemnation purposes and rock strength testing. These holes tested the thickness of the overburden and typically cored about 3 m of rock. Detailed plans and budgets were completed. By the end of 2006, the overburden in the portal area had been excavated and development of the decline was commenced.\

The West Porphyry Deposit consists of a series of multiple en-echelon shear zones and intrusive bodies that have a moderate to shallow south-dipping, west-plunging orientation along an east striking fault surface. The WPZ collectively host the majority of mineral resources at Taylor. In 2016, the WPZ was being actively developed down to the 450m elevation, with stoping taking place on the 360 – 390m elevations.

The mineral reserve / mineral resources for the WPZ at Taylor are now regularly updated for year-end Mineral Resource reporting purposes. A mineral resource update for the WPZ was completed in January 2017 to incorporate the results of the 2016 in-fill drilling campaign

5.2.3	Shoot Deposit

The Shoot Deposit was discovered by Hollinger in 1972. From the time of the discovery until 1981, Hollinger drilled 50 holes totalling 8,263 m. From 1986 to April 1997, SAS drilled 49 holes totalling 9,960 m. The early 1997 SAS drill holes were shallow and closely spaced to investigate the Shoot Zone open pit potential. Some 99 diamond drill holes totalling 18,223 m were drilled in the Shoot Deposit area from 1972 to 1997.

Mineralization in the Shoot Deposit is situated near surface, and in 2014, SAS Engineering assessed the underground and open pit potential associated with the Shoot Deposit.

Additional drilling was done in 2016 to test for the extension of mineralization across the Bourgeois claim. In 2015, a total of 5,900 metres of drilling was conducted which targeted mineralization on the Bourgeois claim. Being the most recent claim to be incorporated into the Taylor property package, little diamond drill exploration has been performed up to this point. Drilling was conducted to evaluate property lithologies and explore for potential mineralized extensions between Shoot Deposit and 1004 Zone. Drill hole TA16-001 (dipping at –56°) intersected 10.31 g/t Au over 3.2 metres. Strong quartz veining, and disseminated sulphides are noted within the altered mafic volcanic.

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5.2.4	East Porphyry Deposit

A surface drilling program totaling 25 holes / 13,400 metres was completed in 2016 to follow up historic drilling on the down dip and down plunge mineralized trend to the west of the Shaft Deposit. Additional mineralization believed to be an extension of the Shaft Deposit was discovered. Indicated mineral resources of 128,000 tonnes averaging 5.71 g/t and inferred mineral resources of 248,000 tonnes averaging 6.07 g/t were subsequently added to the Taylor 2015 year end resource update.

5.3	Historical Mineral Resources and Mineral Reserves

KLG is not treating the historical estimates as current mineral resources or mineral reserves. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves.

5.3.1	Shaft Deposit

An internal “Feasibility Study” completed in 1988 estimated “ore reserves” of 51,071 tonnes averaging 4.0 g/t Au, but indicated that profitability required a gold price in excess of CDN$610/oz.

Upon completion of the 2014-15 drilling and channel sampling program, the inferred mineral resources for the Shaft Deposit were estimated to be 204,000 tonnes averaging 4.95 g/t.

5.3.2	West Porphyry Deposit

In 1998, SAS re-interpreted the West Porphyry Deposit mineralization and completed a mineral resource estimate using the polygonal method. The West Porphyry Deposit Indicated mineral resources were reported at 1,222,000 tonnes averaging 8.7 g/t Au at a 3.4 g/t Au cut-off grade and with high gold values capped at 34.3 g/t Au. The West Porphyry Deposit Inferred mineral resources totalled 410,000 tonnes averaging 8.5 g/t Au at a 3.4 g/t Au cut-off grade and with high gold values cut to 34.3 g/t Au. These mineral resources were first updated in 2004 (SWRPA, 2006).

5.3.3	Shoot Deposit

In 1998, SAS estimated that the Shoot Deposit contained Indicated mineral resources totalling 670,000 tonnes averaging 5.5 Au at a 3.4 g/t Au cut-off grade. The Shoot Deposit Inferred mineral resources totalled 106,000 tonnes averaging 5.2 g/t Au at a 3.4 g/t Au cut-off grade. Capping of high gold values to 34.3 g/t Au had no impact on the resource estimate.

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5.4	Historical Production from the Property

A 6,000-tonne bulk sample from development in the Shaft Zone at the Taylor Project was processed at the Stock mill in September 1991. Gold recovery ranged from 89% to 96% for material grading on average 2.2 g/t Au.

An Advanced Exploration program was conducted on an upper lens within the West Porphyry Deposit in the fall of 2012, the “Bulk Sample 1” program. This program consisted of bulk sampling and test mining within the 1009 Lens on the 100 Level. Significant differences between interpreted gold resources and intersected gold mineralization were found in the program, resulting in disappointing gold production. A total of 8,467 tonnes grading 2.65 g/t Au was processed at the Holt Mill from the 2012 Bulk Sample 1 campaign during Q1 2013. Gold recovery rate was 95.2%.

Considerable knowledge concerning geological controls to gold mineralization within the WPZ was gained from the 2012 program, however. Key information learned from the Bulk Sample 1 Program includes:

•

The WPZ is an extremely structurally complex ore body. Complex geological structures make full understanding of geometry and influences on gold distribution difficult to interpret from drill core with certainty. Underground development must be completed to understand the geometry and structural continuity of zones, and grade continuity within the zones.

•

Orientations of gold zones can be markedly different from those interpreted due to interpretation of widely spaced drill holes, which may not be oriented to best assess what are found to be the mineralized or controlling structures. Drill density must be sufficient to have tested potential alternative orientations of gold-bearing units and controlling structures.

•

Subtle structural features have been observed in underground excavations which have significant impact on the distribution and continuity of units (such as shear zones) and quartz veins, which are the main gold-bearing structures in the 100 Level Bulk Sample 1 area. These must be taken into account in geometric interpretations of gold zones.

Following an extensive underground diamond drill program in 2012 and 2013, SAS initiated a second bulk sample program with the aim of testing the higher grade and more prospective ‘1004 Lens’ of the West Porphyry Deposit, approximately 275 meters below the 100 Level. Ramp development began in early 2014 and continued until the bottom level of the test area was reached in November 2014. Subsequent ore silling and longhole stoping of the area resulted in the extraction and milling of 17,540 tonnes averaging 9.01 g/t.

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Given the positive result of the second bulk sample program, a decision was made in February 2015 to commence mining activities that would see Taylor achieve commercial production. Commercial production was declared November 6, 2015, following three consecutive months of sustained production. Subsequent production results are summarized in Table 5-1.

Table 5-1: Taylor Project, Advanced Exploration and Production History.

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6.0	GEOLOGICAL SETTINGS AND MINERALIZATION

6.1	Regional Geology

The Taylor Mine Complex is located along the Porcupine-Destor Fault Zone (PDF), a major structural feature associated with globally significant gold deposits lying within the Abitibi Greenstone Belt of northeastern Ontario and north-western Quebec. The Abitibi Greenstone Belt is typical of other Archean-aged greenstone belts in the Canadian Shield and elsewhere in the world in that, it contains predominantly volcanic and sedimentary sequences of rocks intruded by mafic to felsic intrusions and late cross- cutting diabase dikes. Being approximately 750 km in length by 250 km in width, it is one of the largest greenstone belt in the world. Volcanic, sedimentary and contemporaneous intrusive rocks in the Abitibi range in age from 2,745 to 2,680 Ma.

There are three main stratigraphic units of significance to the region, from oldest to youngest:

•	the Deloro Group consists of basal komatiitic flows overlain by calc-alkaline basalts and andesite and felsic pyroclastic volcanic rocks.

•	the Tisdale Group consists of ultramafic to basaltic komatiitic to Mg-tholeiitic basalt, which are overlain by Fe-tholeiitic basalts, overlain by felsic calc-alkaline pyroclastic volcanic rocks.

•	the Porcupine Group consists of metasedimentary rocks representing the infilling of a large basin via a turbiditic sequence including inter-layered greywacke, argillite and conglomerate.

All the volcanic rocks listed above were intruded by mafic and felsic intrusive bodies, including feldspar and quartz-feldspar porphyries. Late diabase dikes cross-cut all of the above stratigraphic units. There is a common association of gold deposits with porphyritic intrusions in the Porcupine camp and elsewhere.

Gold production from deposits located in proximity to the PDF has been prolific. Total output is estimated at over 62 million ounces of gold since the start of gold production in the Porcupine Camp.

Numerous publications describe the regional geology of the area and gold deposit models and may be referenced for a more detailed description, including Ferguson et al (1971) and Pike and Jensen (1976).

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6.2	Local and Property Geology

The Taylor Mine Complex is almost entirely covered by glacial overburden, ranging from 3 m to 60 m in thickness (generally 30 m to 40 m thick). Thus, interpretations of the property geology have been made principally from diamond drill hole information as well as the underground excavations in the shaft and ramp areas developed in the Shaft Deposit.

The Taylor Mine Complex is located along the PDF in its central portion, approximately 60 km east of the main gold producers in the vicinity of Timmins. The PDF in the area of the Taylor Mine Complex strikes roughly east-west, and dips to the south between 40° and 60°, with the majority of the property lying to the south of the projected trace of the PDF. The PDF is a complex structural zone and it is more accurately described as a zone of tens of metres width, along which are contained many individual zones of movement. In the Taylor property area, the footwall of the PDF is considered to be a thick series of relatively undeformed and unaltered metasedimentary rocks intersected to the footwall.

The rock lithology on the Taylor property can be generalized, from south to north (Figure 6-1) as follows:

•	mafic volcanic rocks, which are relatively undeformed and unaltered (likely Gold Centre Formation, Tisdale Assemblage);

•	ultramafic and mafic volcanic rocks, which vary from weakly to strongly deformed and altered and contain felsic to intermediate porphyritic intrusions of varying shapes and sizes;

•

metasedimentary rocks: the thick footwall sequence of Porcupine turbidites (siltstone, greywacke, sandstone) is interpreted to represent the footwall of the PDF on the Taylor property and an unconformity between the overlying volcanic rocks.

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This general sequence is simplified and in detail and particularly in the mid section, the property geology is much more complex. Within the mid-section of the property, ultramafic and mafic rocks are interlayered, and exhibit varying degrees of deformation and alteration, sometimes intense, and are complexly intruded by dominantly felsic porphyritic intrusions. This sequence hosts the gold mineralization on the property.

Figure 6-1: Taylor property geological map

6.3	Mineralization

The Taylor Mineralization is in close proximity, within the hanging wall, to the PDF. Over a strike length of 2.3 kilometres there are three mineralization zones that have been identified (Figure 6-2). From east to west these are:

•	The Shaft Deposit, with gold mineralization associated with felsic intrusive rocks.

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•	The West Porphyry Deposit (WPZ), a system of stacked lenses, with the gold mineralization associated with felsic intrusive and altered mafic-ultramafic rocks (Green Quartz Carbonate).

•	The Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of green quartz carbonate.

Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as fine particles, which may be intimately associated with sulphides (particularly pyrite and locally, arsenopyrite) both in quartz-carbonate veins or in surrounding altered host rocks. More detailed descriptions of the mineralized zones are given in the following sections.

Figure 6-2: Longitudinal section showing the Shaft, Shoot and WPZ deposits.

6.3.1	Shaft Deposit

The Shaft Deposit was explored underground in 1986 and 1987 via a 172 m shaft and three levels and again in 2006 via a surface ramp, which gave access to these levels. A large amount of information was collected by diamond drilling and drifting. At the conclusion of the earlier work, two types of gold association with a close spatial relationship were recognized: silicified molybdenite-graphite basalt and pyrite-altered felsic-intermediate intrusive rocks.

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The molybdenite-graphite-associated mineralization comprises two small lenses extending from surface to a depth of 30 to 40 m. One has a strike length of 60 m and is approximately 9 m thick; the other has a strike length of 18 m and is approximately 11 m thick. Both occur as a zone of quartz veinlets with black molybdenite and graphite fracture filling within a flat lying porphyry dike.

The pyrite-altered porphyry is located 45 m to 120 m below surface and has a strike length of approximately 150 m. Horizontal width varies from 3 m to 18 m and the zone dips 50 degrees to the southeast. The zone is hosted in a brecciated, albite porphyry characterized by 10% to 30% pyrite and, to a lesser extent, red fluorapatite (5%).

An additional orebody termed the ‘green carbonate zone’ lies in the structural hanging wall of the Shaft deposit and was not within the scope of the earlier work. This orebody is characterized by variably dipping NE-SW-trending, shallow- to steep-dipping quartz- carbonate veins, stockworks, and breccias that contain coarse, visible gold with a wide spectrum of gold grades. These veins are hosted in a highly deformed fuchsite-chlorite- dolomite-altered ultramafic rock, locally termed “green carbonate.” The vein systems are the likely result of regional tectonic activity that caused extension veins to develop and later focused them into discrete shear zones along the margins of more competent rocks, such as the felsic intrusive and mafic volcanic rocks.

6.3.2	West Porphyry Deposit (WPZ)

The WPZ has been interpreted as a series of stacked and en échelon lenses, which contain a locus of deformation, alteration, quartz veining, and gold mineralization (Figure 6-3). For this update, a total of 86 lenses (subdomains) have been defined. The lenses strike approximately 060° to 070°, dip approximately 40° to 50° to the south and are locally irregular in shape (although follow similar shape patterns from lens to lens). In the lower lenses, there appears to be gold enrichment related to a minor flexure in the footwall of the alteration zone with the underlying ultramafic volcanics. This flexure is approximately parallel to another potential structure that marks the down-dip extent of the concentrated gold mineralization.

Gold mineralization is hosted by several rock types within the WPZ, but primarily within areas of increased proportions of quartz ±carbonate veins, pyrite, strongly carbonate and sericite altered volcanic rocks, and silica ±albite-rich porphyritic intrusions. A compilation of the drilling and visual checks through underground development has shown that the quartz veining can cross cut lithologies as veining tends to follow contacts and fractures.

Gold mineralization with the WPZ occurs in high grade intercepts as relatively coarse free gold in quartz, which tends to have irregular distribution, and as lower grade intercepts, which are interpreted be resultant from fine-grained gold, perhaps more evenly distributed and associated with disseminated pyrite. The shape of each gold-bearing lens was very broadly interpreted based on structure, alteration, sulphide mineralization and gold grade. Rock type was used to a lesser extent, as it was determined that the gold mineralization is more related to geologic structures that transect lithological boundaries.

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Figure 6-3: Isometric view of the West Porphyry Deposit.

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6.3.3	Shoot Deposit

The Shoot Deposit consists of a single, regularly shaped, moderately dipping tabular body which strikes approximately 060° to 070° and dips 40° to 50° to the south. The zone has a strike length of about 350 m and has been traced from surface to a vertical depth of 350 m. The zone is controlled by a metasedimentary unit which includes greywacke and argillite. This unit hosts gold bearing quartz carbonate veins. The unit is thickest near surface averaging about 13 m and thins down dip and to the west.

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7.0	DEPOSIT TYPE

Numerous gold deposits occur in the vicinity of the PDF and related structures such as the Pipestone Fault. These include the major mines of the Timmins camp (Dome, Hollinger, McIntyre, and Pamour). A number of gold deposits have been discovered in more recent years, including the Holt-McDermott Mine, Holloway Mine, Owl Creek Mine, Bell Creek Mine, Hoyle Pond Mine, Aquarius Mine, Maude Lake Deposit, Glimmer (Black Fox) Mine, Stroud Deposit, Fenn-Gib Deposit, Ludgate Deposit, Jonpol Mine and a number of other prospects.

Some of the PDF gold deposits extend from surface to over 1,000 m below surface, and some are blind deposits, in that they do not reach bedrock surface. The top of the Holloway deposit (i.e. the Lightning Zone), for example, is over 240 m below surface.

The following description of potential gold deposit types on the Kirkland Lake North area claims is from Reid (2003). Deposit types and exploration models can generally be characterized as one of three main types, although they tend to merge with each other at times. The deposit types may have more to do with the different host rocks than a genetic difference. Proximity to the main break(s), associated splays, presence of hydrothermal alteration, Timiskaming sediments or high level porphyries are common to all. The three main types are as follows:

•

Green Carbonate Hosted: Nighthawk Lake, Aquarius, Stock, West Porphyry, and Black Fox all fall into this classification. Gold is generally present as free gold in quartz veins or with disseminated sulphides associated with small intrusive rocks or albitic alteration in completely carbonate altered ultramafic flows. Carbonate alteration is up to 200 m wide and can be traced for thousands of metres discontinuously on strike. The gold is often in cross cutting or conformable features. Timiskaming conglomerates are often proximal or part of the package.

•

Felsic Intrusive Related: Ronnoco, Pominex, parts of the Taylor Shaft and Hislop are examples of this type. The intrusive rocks vary from feldspar (plus or minus quartz) porphyry in the west to more syenitic in the east. Mineralization is characterized by both cross cutting to stockwork quartz veins, disseminated sulphides and/or contact skarns or hornfels, depending on host rock. Carbonate alteration is still quite common in the host rocks with silica, sericite, and hematite more within the intrusive.

•

Mafic Volcanic Hosted: Holloway, Holt and Hoyle Pond are examples. Ubiquitous carbonate alteration with iron carbonate, albite, silicification and sericite more proximal to ore. Quartz veins and/or albitized variolitic mafic flows are often central to the zone and often found near the mafic/ultramafic contact.

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The deposit types vary within the Taylor Mine Complex. The Shaft Deposit furthest east is identified as a Felsic intrusive related model, with a contemporaneous green carbonate association. Feldspar porphyritic intrusions are the host to high grade gold veins and high concentrations of disseminated sulphides (generally pyrite).

Within the West Porphyry Deposit, free gold is found within quartz dominant extension veins and veinlets, cross-cutting the foliation present within the chrome-mica and chloritic altered ultramafic rock. This unit can be up to 20 m thick as the true extent of the veins are not fully understood. Additionally, the main shear (interpreted to be the contact of the PDF between the mafic and sediment contact, is host to a quartz brecciated shear vein, which can be up to 2m thick. Altered mafic units consisting of high concentrations of disseminated sulphides are also host to gold mineralization.

Similar to the West Porphyry Deposit, gold mineralization in the Shoot Deposit is associated with the quartz carbonate veins within argillaceous sediments bounded by green carbonate.

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8.0	EXPLORATION

The deposits within the Taylor Mine Complex are present along and within the hanging wall of the PDF. The company interprets the area to contain faults parallel to the PDF on the north and south side. Reverse faulting may occur in this sense creating an opportunity for offset zones (Figure 8-1). Though sparse in drilling, KLG has identified lenses in the footwall of the PDF, named the 1003 Zone (West Porphyry Deposit), which will continue to be explored in 2017. The Taylor Fault located to the south also creates an opportunity for offset zones. To test, KLG plans on diamond drilling to test further away from the PDF.

Figure 8-1: Cross section looking east of the WPZ with interpretation of target areas.

A 2D reflection seismic line shot on the Shillington Road, 5km west Taylor Mine, has identified a buried volcanic belt approximately 1 km below surface (Figure 8-2). The south boundary of the D2 thrust is 1.5 km north of the WPZ and the Porcupine-Destor Fault. At the Hoyle Pond Mine, 36 km west of the Taylor Mine, mineralization was found within the sediments south of the volcanic belt. To test this target, KLG looks to extend previous drilling north with a fence of holes to pass through the D2 Thrust and over the buried volcanic belt.

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Figure 8-2: Seismic Reflection survey cross section looking west.

A number of geophysical and geochemical surveys have been carried out over the Taylor property over the past few decades to understand any identifying factors controlling gold mineralization. Geological mapping is hampered by the lack of exposures in the general area, and bedrock geology relies on interpretation of drill hole information and geophysical surveys. In 1998, Realsection IP geophysical surveys and enzyme leach and sodium pyrophosphate geochemical surveys were conducted on the property.

In 2011, spectral analysis of approximately 3,000 m of drill core was conducted by Photonic Knowledge in an attempt to better define alteration and mineralization patterns in the West Porphyry Deposit. The drill core was chosen to be representative of the typical alteration and mineralization assemblages in the WPZ; however, the complexity of the alteration hampered calibration of the spectral data with the alteration types. Consequently, this data was not used when compiling the current resource estimate.

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Kirkland Lake Gold continues to explore the Taylor property through surface and underground drilling.

In 2016, KLG employed three underground rigs to define and explore nearby targets and expand the resource. One target was in the area of the Bulk Sample #1 at the 100 Level (approximately 100 m below surface). Drilling focused mainly above the mined area with the goal of expanding the resource of the 1010 lenses. Another target focused down dip of the WPZ drilling from the lowest level, the 450 Level (450 m below surface), to expand the resource at depth and test for the potential of en échelon lenses.

On surface, KLG utilized one drill to test for mineralization along strike of the PDF to the east of the Shaft Deposit (Figure 8-3). Drilling is sparse in the area. Recent drill results from 2016 drilling have shown gold present in quartz veins approximately 800m away.

Areas within the mine complex are needing to be drilled to help expand the resource. Higher priority targets are down plunge and dip of the 1004-1 Lower Zone and beneath and east of the Shaft Deposit (Figure 8-4).

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9.0	DRILLING

Kirkland Lake Gold contracts out all of the diamond drilling on surface and underground. The diamond drilling provides whole core recovery in mainly NQ diameter for the geologist to log and model. AQ core is also recovered from an air drill underground in 2016. BQ and BQTK has been utilized in the past.

Numerous diamond drilling programs have been undertaken on the Taylor property throughout its exploration history (Table 9-1). Over 300 km of drill core has been recovered on the Taylor Property targeting the Shoot, Shaft and West Porphyry Deposits and surrounding area.

Table 9-1: Drilling History on the Taylor Property by Year.

With the PDF generally striking east-west and dipping moderately to the south, drilling from surface to intersect mineralization and obtain closer to true mineralized widths is best from the south, drilling towards the north. Through underground development, cross cutting faults and veins with associated gold mineralization have been seen at an oblique angle to general mineralized trends, but as the main mineralized trends follow the PDF, KL has found it best to continue with the trend of drilling. Underground drilling also is utilized to help define and explore areas near to mine development. As drilling bays and locations are limited, at times angles to expected mineralization may be more oblique.

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While not ideal, this may also pose an opportunity to identify the cross-cutting gold bearing structures and veins.

All underground drillhole collars and lines are digitally surveyed before and after to accurately locate the holes. Surveys are completed down the holes near the collar and at 50m increments to track any changes. There are minimal variations to the movement of the drillhole trace, but factors such as rock quality and fabric may affect the direction.

Underground drillholes are planned with an expected target depth in mind. After the target is reached, the drillhole planner also adds an extra buffer zone to increase the confidence in intersecting the zone. When the end of hole depth is reached, the drilling contractor ends the hole and moves on to the next usually without confirmation from the Geology Department. On surface, drillholes are confirmed by the geologist before stopping to commence a new hole.

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10.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

10.1	Sampling Method and Analytical Techniques

Drill core sampling conducted by KLG during its drill campaigns followed a sampling protocol, which followed industry standards. From the 2010 drill campaign ongoing, this protocol was documented (KLG, 2010), and geologists and technicians were trained on using the protocol. Revisions were made to the technical procedure over time, but the practices remained the same. These processes were both utilized for surface exploration drill core and underground definition/exploration core.

Briefly described, samples are to be laid out based on geologic contacts and are to be a minimum 0.3 m and maximum of 1.5 m in length. Samples are to be taken on the up hole and down hole side (i.e. “shoulders”) of intervals where gold mineralization is prospective. Gaps of seven metres, or less, between prospective intervals are to be sampled. Each sample is assigned a unique sample number, preferable six digits long, as recorded on pre-printed sample tag books. Sample data are entered in the DHLogger program as the samples are being laid out and this information is confirmed by the logging geologist prior to placing the core in the queue for cutting (whole cored for definition holes). During sampling, one portion of each tag is placed in each numbered sample bag, while another portion remains in the core box at the end of each sample, and another portion remains in the tag book which contains all records for that sample.

Drill core samples are sent out to a third-party assay lab. In 2015, and on-going, KLG contracted SGS (Cochrane, ON) to receive and assay all underground exploration and definition drill core. Muck and Chip samples are being sent to the company internal lab at the Holt Mine site. Surface exploration samples in 2016 were sent to Swastika Laboratories (Kirkland Lake, ON), Laboratoire Expert (Rouyn-Noranda, QC) in 2015 and AGAT Laboratories (Mississauga, ON) in 2014.

10.2	Taylor 2014 Bulk Sample Program

The Taylor 2014 Bulk Sample 2 Advanced Exploration Program was completed by St. Andrew Goldfields Ltd. (SAS), predecessor to KLG. The program consisted of:

•	Underground Access and Level development;

•	Test mining (silling and long hole stoping);

•	Underground definition diamond drilling;

•	Geological ground-truthing;

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o	Geological mapping,

o	Chip channel sampling,

o	Production (muck) sampling,

•	Bulk (Sample Tower) sampling; and,

•	Milling.

Key objectives of the 2014 Advanced Exploration Program were to gain further knowledge on the true nature of quartz veins, shears and other controlling structures, geometry of rock units, alteration, and gold content and distribution within the 1004-1 Lens. Much of this could only be achieved by excavating and examining the 1004-1 Zone at a location considered to be representative. This area was chosen to be the area on 360 m to 390 m Sublevels, in the mid-portion of the 1004 Zone. Bulk (Sample Tower) sampling and milling were also considered required in order to confirm gold content, and that gold is recoverable on an economic basis in available processing systems.

In addition to the areas designed as part of the 2014 Bulk Sample 2 program on 360 m and 390 m Sublevels, the 1004 Lens was also intersected in the Remuck 10 area on the 335m Sublevel. Although not specifically part of the Bulk Sample 2 area, this area provided valuable insight in the 1004-1 Lens mineralization prior to the Bulk Sample 2 area being developed. Material mined from the Remuck 10 area was stockpiled on the surface ore pad. A portion of the stockpiled material was crushed to nominal -100 mm, and a portion of this was milled. None of the Remuck 10 material was processed through the Sample Tower.

Geological mapping was conducted throughout the ramp development, with sampling as deemed required in areas of geological interest intersected in the ramp. Examples of such areas of interest were a shear in Remuck 7, a portion of the 1006 Lens in Remuck 9, and an interval of extensional quartz veining below Remuck 9 and above Remuck 10. Although the geology of these areas was of interest, low gold values were found, and the structures lay outside of the 1004 Zone and the scope of the advanced exploration program and therefore are not described in detail in this report.

As development approached the Bulk Sample 2 area, systematic face, wall and back mapping (as well as systematic chip channel sampling) was completed at detailed scale (1:50, and 1:250) as ramps approached ore areas, on the 360 m and 390 m Sublevels, and during drifting in ore. Additional geological support for the Bulk Sample 2 program was brought in via hiring of additional geological staff and temporary transfer of existing KLG’ geological personnel to the Taylor Project. In addition to KLG’ geologists, a geological consultant, David Rhys, was commissioned to visit and review the Bulk Sample 2 underground exposure, drill core and data and provide additional insight on the geology, mineralization and structure of the 1004-1 Lens.

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Production geologist schedules were set up to allow for day shift and night shift geological coverage seven days a week for the duration of the Bulk Sample 2 program. This allowed drifting in ore to be completed under “Geology Control” and for each face (round) to be mapped and sampled prior to the next round being taken. Geological mapping, sampling, and control while drifting in ore were proven as fundamentally required in order to ensure ore was extracted as effectively as possible, in essence ‘to follow the ore’. One section of drift (390 Level Sill #2 East Rounds 1 to 4) was completed under Engineering Control due to requirements for remote scoop operation. In some areas, back mapping was completed subsequent to initial round excavation to allow for continuity and the overall geology to be better assessed. Time constraints and the requirement to maintain a tight development schedule in order to complete all components of the Bulk Sampling 2 program by its deadline impacted the time available for geologists in each heading and the ability of geologists to complete work to high standards (such as complete multiple lines of chip channel sampling on each face). All but one of the production faces while drifting in ore was examined by geology during the program. Several rounds were ‘cycled’ while drifting in ore during the program (two rounds drilled, blasted, mucked, and ground supported within a 24-hour period). No round was delayed from being blasted by geological activities or late or lack of direction from Geology. Geology, Engineering, Operations, and the mining contractor worked closely and effectively together to ensure effective and efficient completion of the underground work within the program schedule.

Silling was undertaken in the 1004 Zone on the 360 m Sublevel and 390 m Sublevel and back mapping completed in these areas (Figure 10-1 and Figure 10-2 respectively). On 360 m Sublevel, approximately 90 m of shear-zone dominated gold zone was developed. On 390 m Sublevel, approximately 86 m of shear-zone dominated, and 14 m of extensional vein dominated gold mineralization was developed, with the extensional style mineralization located in 390 m Sublevel, Sill #2 East Rounds 6, 7, and 8. In Remuck 10 later defined as the 335m Sublevel, 24 m of the 1004 Lens was excavated, although not considered part of Bulk Sample 2.

Face record sheets containing face and wall maps, photographs, chip channel sample data, and muck sample data were compiled throughout the program. An example of typical face maps of the 1004-1 Lens is presented as Figure 10-3. All face records remain stored in hard copy at the Taylor mine site, and in digital form on the Taylor server (resident at the Taylor mine site).

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Figure 10-1: Geological back mapping of 360 m sublevel.

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Figure 10-2: Geological back mapping of 390 m sublevel.

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Figure 10-3: Face photo and 1:50 map of 360 m Sublevel Sill #1 East Round.

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10.3	Sample Preparation, Analysis and Security

Industry standard analytical techniques are utilized by third party labs in the performance of gold analyses. KLG routinely analyzes its samples via gold Fire Assay with atomic absorption (AA) or induction coupled plasma (ICP) finish. Gravimetric finish may be used where an initial result is greater than 3 g/t Au. From the start of drilling on the Taylor Project in 2010 to drill hole TA10-015, 30-gram assay aliquots were used by labs. Commencing with TA10-016, 50-gram assay aliquots have been used and are recommended to be continued to be used. “Screened Metallic” analysis was requested from 2010 to 2014, where visible gold has been identified in core, and if fire assay results are returning values greater than 5 g/t Au. After 2014, sufficient data was available to provide comparative statistics between gravimetric and screened metallic finishes. The results were considered close enough that screened metallics were no longer considered necessary. Check analyses are performed over selected intervals using fire assay and screened metallic (2010-2014) procedures. All drill core samples are analyzed by independent laboratories, which are either certified or are commonly used in the mining industry for such analyses.

Quality assurance and quality control (QA-QC) procedures are in place for all drill core sampling conducted by KLG and also by the analytical labs during the analytical process. A significant QA-QC measure undertaken by KLG includes the insertion of standard reference samples and blank sample materials within sampled drill core intervals, as can be referenced in the above cited KLG Technical Procedures. Standard reference materials are purchased in 60-gram foil packets from a qualified third party vendor (Oreas), which has been subject to auditing by other labs. Trends for standard and blank results are also assessed on a periodic basis with respect to any high or low bias which may be apparent at any particular lab.

KLG records and tracks its shipments of drill core samples to analytical labs using Chain of Custody documents. A Chain of Custody document is prepared for each sample shipment, which records the sample numbers shipped, number of samples, which KLG employee verifies the samples, and security seal information. In the past, KLG employed plastic tamper-proof security seals to ensure no tampering of any sample has taken place between preparation and packing of each sample by the sampling technician, and receipt at the analytical lab. Security seals are embossed with a unique number and the shipping bag number and corresponding security seal number is recorded on the Chain of Custody document. More recently, as the arrange transport is directly from the lab, security seals are no longer in place. The Chain of Custody document is checked by the lab upon receipt of each shipment, and if any discrepancy is noted between the information recorded on the Chain of Custody and the shipment, KLG is informed and the samples in that shipment are not processed until the issue is resolved.

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Each third party analytical lab employs its own QA-QC procedures involving the use of standards and blank materials to clean out equipment between samples. These procedures can be referenced in each lab’s published QA-QC procedures.

Upper and lower limits for Standards are “3 standard deviations” above and below reported average Au concentration. Major discrepancies from expected values were typically human errors during sampling; however, significant samples associated with failed standards were re-analyzed by batch and Au values confirmed.

Samples containing potentially significant Au values (>0.1 g/t) in batches that contained failed blanks were re-analyzed.

In the QP’s opinion, the sample preparation, security and analytical procedures are adequate.

10.4	QC/QA Comparative Assay Laboratory Program

KLG routinely engages in industry standard practices to re-test mineralized rejects at a second commercial lab for a check on the quality of the primary assay results. As a standard procedure, all samples are subjected to re-tests at a second commercial assay laboratory to validate results.

The program to send the samples out for check analysis is under the direction of A. Thompson, P.Geo. of KLG for underground and definition drill core, and R. Toews of KLG for surface exploration core.

In 2017, a comparative assay program was completed on the 2016 surface drill core from the drilling campaign. Included in that were some underground exploration core samples. A total of 229 samples that were sent to Swastika Laboratory were retested through Bureau Veritas in Timmins, ON. This represented approximately 5% of all samples from surface drilling and some exploration core from underground. Both the pulp and rejects were tested separately. The results are summarized in Table 10-1.

Reference standards from the 2016 Taylor exploration drilling programs as assayed at Swastika Laboratories are summarized in Table 10-2. A total of 175 reference samples were analyzed with assay determinations within the acceptable assay range

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Table 10-1: Summary Statistics for the 2016 Surface Lab-Lab Check between Swastika and Bureau Veritas Results.

RM	N	Outliers Excluded	Failures Excluded	Au g/t		Observed Au g/t		Percent of Accepted
				Accepted	Std. Dev.	Average	Std. Dev.
OREAS 207	40	1	-	3.470	0.130	3.464	0.090	99.8%
OREAS 205	1	-	-	1.240	0.050	1.220	-	98.4%
OREAS 204	25	-	-	1.040	0.040	1.001	0.031	96.3%
OREAS 203	63	-	-	0.871	0.030	0.857	0.025	98.4%
OREAS 200	44	-	-	0.340	0.012	0.336	0.018	98.8%
OREAS 15d	1	-	-	1.559	0.042	1.520	-	97.5%
OREAS 10c	1	-	-	6.600	0.160	6.330	-	95.9%
Total	175						Weighted Average	98.5%

Table 10-2: Summary Statistics for Taylor sample reference material analyzed by Swastika Laboratories.

The reject data suggest a slight positive bias for the Swastika results. The data suggest the Swastika results have a very slight negative bias when considering the pulp check; however, both biases are so small that they are negligible. The results are shown in Figure 10-4  and Figure 10-5.

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Reject Resamples: Swastika vs Bureau Veritas
With Outlier: R²=0.8415
Outlier Removed:
Swastika Labratory (Au g/t)
Bureau Veritas (Au g/t)

Pulp Resamples: Swastika vs Bureau Veritas
With Outlier: R²=.8607
Outlier Removed:
Swastika Labratory (Au g/t)
Bureau Veritas (Au g/t)

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11.0	DATA VERIFICATION

Historical and more recent drill records have been compiled in a digital database for the project and verified. Data verification was undertaken by Scott Wilson RPA during their resource estimation conducted in 2003 (Roscoe and Gow, 2006). During June and July 2010, (i.e. prior to the September 2010 resource estimation conducted by KLG personnel), issues with the digital database, such as inclusion of the azimuth component of downhole survey readings were addressed, to the maximum extent possible dependant on if original hardcopy records could be located. Other data verification was also completed at this time, including correction of minor differences during conversion of imperial data to metric data, as well as checking gold assays, assay duplicates, checks for duplicate or misidentified holes, and missing drill holes.

In 2015, KLG employed a Database Manager to conduct an in-depth verification of all digital drill hole data on the Taylor Project to hard paper copies. Any changes to historical data (pre-2015) were made prior to updating the mineral resources and mineral reserves in this report

In the QP’s opinion, the data are adequate for the purposes used in this technical report.

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12.0	MINERAL PROCESSING AND METALLURGICAL TESTING

12.1	Metallurgical Test Work

A grindability and metallurgical characterization of two composites from the Taylor Project was completed by SGS Minerals Services (SGS) in 2011. The samples were subjected to grindability testing and metallurgical test work (i.e. gravity separation and cyanidation). Five composites were also provided for gravity recoverable gold (GRG) and cyanide leaching test work. The composites were submitted for grindability and metallurgical testing.

Metallurgical test work for the Shoot and Shaft Deposits will be completed in 2017.

12.1.1	Grinding Summary

To predict milling rates, conclusions are drawn by comparing data from previous milling campaigns of Taylor ore, along with current milling and production data.

A 10,000 tons bulk sample from Taylor Shaft Deposit was processed at the Holt Mill in 2007. The mill configuration was such that only the SAG mill and one ball mill was being used, thus reducing the overall throughput. That was due to the production demands at the time, not justifying running the mill in its optimum configuration. The throughput of Taylor ore was slightly better than that of Holloway ore (another mine operated by KLG), with a difference of 4 tonnes over a 24 hour period; Holloway ore has a Bond Work Index (BWI) value of 17.1 while Taylor ore has an average BWI of 15.9. It is anticipated that Taylor’s average milling rate will be equal to, or slightly higher than the average milling rate for Holloway ore of 125 tph. The projected milling rate for Taylor ore will be 125 tph with a final product size of 80% passing 325 mesh.

12.1.2	Overall Recovery Summary

Using data collected at SGS, FLD Smith-Knelson was able to model a gravity circuit design that predicts an average primary circuit gravity recovery of 19.8% and a secondary gravity circuit recovery of 13.8%, yielding an overall gravity recovery of 33.5%.

CIL leaching of the gravity tailings yielded a recovery of 88% to 97%. The combined recovery will be within the range of 93% to 99%, with the feed head grade being the largest contributing factor for the variation in the overall recovery.

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An average recovery of 94.5% was achieved with previous whole ore leaching test work done by SGS in 2006 (without gravity concentration taken into account) and was proposed for the PFS.

12.1.3	Grindability Testing

Bond Ball Mill Grindability Test

Five samples were submitted for Bond ball mill grindability testing at a closing screen size of 100 mesh (150 microns). The BWIs test results were consistent, ranging from 15.6 kWh/t to 16.4 kWh/t. The samples were categorized as moderately hard.

SMC Testing

The SMC test is an abbreviated version of the standard JK drop-weight test performed on rocks from a single size fraction (-22.4/+19 mm in this case). The SMC test was performed on all five samples. The “A x b” parameter ranged from 46.6 to 30.0, which corresponds, respectively, to the “moderately hard” to “hard” category. The density ranged from 2.77 g/cc3 to 2.89 g/cc3.

12.1.4	Metallurgical Testing

The metallurgical test program examined the response of four Taylor Mine composite samples to gravity separation, gravity tailing cyanide leaching and extended gravity recoverable gold separation (e-GRG).

Gravity Separation

The response of the Taylor Mine composites to gravity separation for the recovery of free gold was examined on four kilogram charges of each sample. The tests were performed at a target grind size of a P80 of 45 microns, which produced tailings for the gravity tailing cyanidation testing. The gravity separation tests were performed using a Knelson MD-3 concentrator. The Knelson concentrate was recovered and further upgraded by treatment on a Mozley mineral separator to a low weight and high grade concentrate. The Mozley concentrate sample was assayed in its entirety. The Mozley and Knelson tailings were combined and forwarded to gravity tailing cyanidation testing. A summary of the test conditions and results are given in Table 12-1.

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		Gravity Concentrate			Gravity Tails		Gravity Recovery			Head Grade
Test Sample	K80	Wt	Au	Ag	Au	Ag	Au	Ag	Calc. Au	Direct Au	Calc. Ag	Direct Ag
	mm	%	g/t	g/t	g/t	g/t	%	%	g/t	g/t	g/t	g/t
G1-RT-1	29	0.028	7,568	1,252	1.71	< 0.5	55.3	n/a	3.82	3.02	0.85	2.6
G1-RT-2	32	0.055	3,451	643	2.29	< 0.5	45.2	n/a	4.18	4.87	0.85	0.7
G1-RT-3	32	0.065	993	122	1.16	< 0.5	35.7	n/a	1.80	1.66	0.58	< 0.5
G1-RT-4	25	0.031	5,026	517	1.54	1.4	50.5	n/a	3.11	2.36	1.56	< 0.5

Table 12-1: Summary of gravity test results.

The direct head analyses of the four composites reported gold grades of 3.02 g/t, 4.87 g/t, 1.80 g/t and 3.11 g/t for samples RT-1 through RT-4 respectively. The tests on the composites resulted in relatively high gold recoveries ranging from approximately 36% to 55%. Gold gravity tailing analyses were in the range of 1.16 g/t to 2.29 g/t.

Gravity Tailing Cyanidation

Each gravity test tailings had two, one-kilogram charges split out for a cyanidation testing. Standard leach conditions were applied and performed, which included:

•	40% solids;

•	a pH of 10.5 to 11.0;

•	a solution concentration of 0.5 g/L NaCN;

•	a carbon concentration of 10 g/L; and,

•	the tests were carried out for 24 and 48 hours for each composite.

Upon completion of the tests, the final pulp was poured through a screen to remove the carbon and onto a filter to separate the solids from the solution. All three test products were submitted for chemical analyses. For the tests completed, the gold recoveries ranged from 88% to 97%. The NaCN consumption ranged from 1.77 kg/t to 2.63 kg/t and the lime consumption ranged from 0.22 kg/t to 0.51 kg/t for all of the tests performed. The tailings assays for the tests were quite low, ranging from 0.050 g/t Au to 0.150 g/t Au. These results, combined with the gravity results, showed overall gold recoveries ranging from 93% to 99% for the four composite samples. A summary of the test results from gravity tailing cyanidation is shown in Table 12-2.

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Table 12-2: Summary of CIL test results.

Extended Gravity Recoverable Gold (EGRG) Test work

EGRG testing was conducted on composite samples RT-1 through RT-4. The procedure used was developed by Knelson Gravity Solutions of British Columbia and involves the recovery of gold from a sample ground to progressively finer sizes, with size analyses of the gravity concentrates and tailings at each stage. This test allows for the determination of the GRG value (theoretical maximum amount of gold recoverable) as a function of the size distribution.

For stage 1, a 20 kg sample of each composite was processed through the Knelson concentrator, producing a gravity concentrate and tailings. The first pass was performed on minus 20 mesh crushed material. The K80 range for the four samples was 497 to 559 microns. The concentrate was filtered and submitted for Au size fraction analysis. The tailings sample was filtered and sub-sampled (~200 g to 300 g) for Au size fraction analysis. The remainder of the tailings was split into two 10 kg charges, pulped to approximately 65% solids and ground in a 10 kg rod mill, targeting a K80 grind of 150 to 200 microns. The two charges were then combined for stage 2.

During stage 2, the gravity separation, sampling, and size fraction assaying procedure was repeated. The remaining stage 2 Knelson tailings was split into two 10 kg charges, pulped to approximately 65% solids and ground in a 10 kg rod mill, targeting a K80 grind of 50 to 70 microns. The two charges were then combined for stage 3.

Stage 3 was performed as per the prior stages, repeating the gravity separation, sampling and size fraction assaying procedure. All the concentrates were assayed to extinction.

For the RT-1 composite, a GRG number of 57.2 was obtained, indicating that gravity processes could recover approximately 55% to 60% of the gold. The distribution of gold in the gravity concentrate was similar to that seen in the conventional gravity test G1 conducted and reported at 55%. The calculated head grade from the EGRG test for the RT-1 composite was 5.91 g/t Au.

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For the RT-2 composite, a GRG number of 45.4 was obtained, indicating that gravity processes could recover approximately 45% to 50% of the gold. The distribution of gold to the gravity concentrate was similar to that seen in the conventional gravity test G2 conducted and reported at 45%. The calculated head grade from the EGRG test for the RT-2 composite was 4.90 g/t Au.

For the RT-3 composite, a GRG number of 52.9 was obtained, indicating that gravity processes could recover approximately 50% to 55% of the gold. The distribution of gold to the gravity concentrate was similar to that seen in the conventional gravity test G3 conducted and reported at 36%. The calculated head grade from the EGRG test for the RT-3 composite was 2.40 g/t Au.

For RT-4 composite, a GRG number of 62.1 was obtained, indicating that gravity processes could recover approximately 60% to 65% of the gold. The distribution of gold to the gravity concentrate was similar to that seen in the conventional gravity test G4 conducted and reported at 51%. The calculated head grade from the EGRG test for the RT-4 composite was 3.48 g/t Au.

12.1.5	Gravity Circuit Simulations

Modeling results are presented in Table 12-3 and in Figure 12-1 to Figure 12-2.

Ore	Knelson	Tonnage to	Tonnage to	Primary Gravity	Secondary Gravity	Overall Gravity
Sample	Model	primary gravity	secondary gravity	Recovery	Recovery	Recovery
		(tph)	(tph)	(%)	(%)	(%)
GRG-1	QS48	200	200	24	14	38
GRG-2	QS48	200	200	15	13	28
GRG-3	QS48	200	200	15	12	27
GRG-4	QS48	200	200	25	16	41

Table 12-3: Gravity recovery modelling results.

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Cumulative 3-Stage GRG (%)
100
90
80
70
60
50
40
30
20
10
0
10
100
1000
Particle Size (microns)
GRG-1
GRG-2
GRG-3
GRG-4

Cumulative 3-Stage GRG (%)
100
90
80
70
60
50
40
30
20
10
0
10
100
1000
Particle Size (microns)
GRG-1
GRG-2
GRG-3
GRG-4

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13.0	MINERAL RESOURCE ESTIMATES

The Mineral Resources for the Taylor Mine Complex effective as of December 31, 2016 are summarized in Table 13-1, with individual zones segregated in Table 13-2. All mineral resources are reported exclusive of Mineral Reserves.

Notes
CIM definitions (2014) were followed in the estimation of Mineral Resource
Mineral Resources are reported Exclusive of Mineral reserves
Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo.
Mineral Resources were estimated at a block cut-off grade of 2.6g/t
Mineral Resources are estimated using a long term gold price of US$1,200/oz (CDN$1,500/oz)
A minimum mining width of 3m was applied
A bulk density of 2.84 t/m3 was used
Totals may not add exactly due to rounding

Table 13-1: Mineral Resources for the Taylor Mine Complex as of 31 December 2016.

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Notes
CIM definitions (2014) were followed in the calculation of Mineral Resource
Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo.
Mineral Resources were estimated at a block cut-off grade of 2.6g/t
Mineral Resources are estimated using a long term gold price of US$1,200/oz (CDN$1,500/oz)
A minimum mining width of 3m was applied
A bulk density of 2.84 t/m3 was used
Totals may not add exactly due to rounding

Table 13-2: Mineral Resources for the Taylor Mine Complex by Zone (as of Dec 31, 2016).

13.1	Database

The Taylor database comprises of 1,565 drill holes from both surface and underground as of January 9th, 2017 and includes wedged holes (utilizing a parent hole and changing direction at depth), service holes (for use in development), re-logged holes and abandoned holes. Table 13-3 and Table 13-4 shows the number of drill holes utilized for interpretation in each lens in the WPZ. These have been compiled from a variety of sources into one secure database. The data has been standardized to:

•	UTM NAD 83 metric co-ordinates with standardized elevation grid;

•	All Assays reported as g/t Au; and,

•	Common Lithology Legend

As of January 9, 2017, some assays were still outstanding from holes entered in the Fusion central database. The holes were still utilized to allow lithologies to be included in domain interpretation. These DDH were omitted from resource estimates. A number of older drillholes were deemed unreliable and excluded from resource estimates. This decision was based on poor correlation with recent underground drilling or in some cases with underground development. The list of holes and domains/subdomains to be excluded from is shown in Table 13-5.

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Table 13-3: Number of DDH for each of the 1004-1 subdomains.

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Table 13-4: Domains and Subdomains in the upper WPZ and number of DDH per subdomain.

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Table 13-5: DDH Exclusion list for the WPZ.

13.2	Geological Interpretation and 3D Solid Modelling

In previous years, the WPZ has been interpreted using a set of stacked low grade envelopes, which encompassed high grade subdomains, where drill density permitted their creation. The additional definition drilling and a greater understanding through underground mining have allowed KLG to re-define and interpret the mineralization more precisely (Figure 13-1). In order to update the Mineral Resources for the Taylor Project, KLG personnel interpreted the geology and gold mineralization as high grade lenses and constructed three-dimensional (“3D”) solid body models to better constrain the gold mineralization during grade interpolation, typically a combination of flat to moderately south dipping shear veins and north dipping extensional veins, hosted by fuchsite-altered ultramafic units. In the areas where the shear system is best developed, the shear itself follows a sliver of argillaceous sediment and is associated with a quartz breccia that varies from 0.5 to 3.0 m in thickness. Extensional veins of variable grade and thickness and secondary shears are associated with this system. Mineralization is sometimes associated with steeply dipping structures that crosscut the south dipping shear veins and the shear veins themselves have been observed dipping steeply to the south.

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For all the zones where a resource was developed, the shape of each gold-bearing lens was very broadly interpreted based on structure, alteration, sulfide mineralization and gold grade. Lithology was used to a lesser extent as it was determined that the gold mineralization is more related to geologic structures that transect lithological boundaries. This recent interpretation and 3D solid modelling of the gold mineralization is considered to be a more realistic representation of the mineralized zones, as the interpretation is based on alteration and mineralization based on a sound geologic model. Previous resource estimates (i.e. SWRPA, 2006) extrapolated the better gold grades from hole to hole with no consideration for the alteration and/or overall mineralized envelope. This assumed that the higher grade gold mineralization is continuous from hole to hole, which had yet to be confirmed with detailed underground exploration or in-fill drilling.

Figure 13-1: Isometric view of the Taylor Mine Complex (looking northwest).

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13.3	Density Data

During the 2010-2011 drill programs, additional density measurements were taken and the results of metallurgical testing were used to confirm the density of Taylor ore at 2.84 t/m3.

13.4	Capping of High Gold Grades

Assays for all zones were capped at 30 g/t, prior to compositing. Capping statistics show that this number is conservative and justifiably could be increased to 50 g/t or even up to 100 g/t; however, it was decided to keep the cap conservative until sufficient mill reconciliation data is available to justify a change based on more than statistics. Preliminary reconciliation data from the Bulk Sample program at Taylor showed that the block model performed reasonably well when capped at 30 g/t.

13.4.1	1004-1 (Lower WPZ)

Figure 13-2 and Figure 13-3 show histograms and the log-probability plot for the 1004- 1 Zone, respectively. They show typical log-normal distributions. The log-probability plot shows that capping is conservative at 30 g/t and capping of 50 to100 g/t could be justified. This conclusion for a 50 g/t upper cap was corroborated by a letter report completed by an outside consultant in February, 2017. The 50 g/t upper cap was stated to be appropriate for the 1004 Zone and the Upper Zones in the WPZ (Desharnais and Leroux, 2017).

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AU Histogram
AU
count 4118
min 0.003
max 3850.217
mean 11.114
stdev 107.035
skewness 33.94
kurtosis 1208
variance 11456
CV 9.63
geommean 1.381
25% 0.360
median 2.060
75% 7.119
Frequency (% of 4118)
AU
Log AU Histogram
AU
count 4118
min 0.003
max 3850.217
mean 11.114
stdev 107.035
skewness 33.94
kurtosis 1208
variance 11456
CV 9.63
geommean 1.381
25% 0.360
median 2.060
75% 7.119
Frequency (% of 4118)
AU

Figure 13-2: (a) Histogram of Au grades for the 1004-1 Zone. (b) Log Au histogram for the 1004-1 Zone

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Figure 13-3: Log probability plot for Au in the 1004-1 Zone.

Figure 13-4 is a QQ plot of subdomain vs. the entire 1004-1. Most of the smaller subdomains are skewed towards higher grade relative to the total domain because they were modelled around small high grade shear structures. Figure 13-5 is a log-probability plot of the 1004-1 Zone broken down by sub-domain (“ZONE”). It shows agreement between sub-domains, particularly in the 2 to 30 g/t range. Again, the smaller subdomains are skewed towards higher grade as the larger domains tend to incorporate more internal dilution.

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Figure 13-4: QQ plot of all subdomains vs. entire 1004-1 dataset.

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Figure 13-5: Log-probability plot by domain.

Analysis of the length weighted raw assays (Table 13-6) shows that 49% of the gold in the 1004-1 is contained in assays greater than 30 g/t. When subjected to the 30 g/t cap, the metal content of the same samples is reduced to 20%.

Number of Samples	4116
Number >30g/t	253 (6%)
Number > 50g/t	105 (3%)
% Metal > 30g/t	49%
% Metal > 50g/t	34%

Table 13-6: Basic capping statistics on raw assays for the 1004-1 Zone.

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13.4.2	1004-2, 1006, 1008, 1009, 1010, 1011 (Upper WPZ)

Figure 13-6 is a histogram of Au frequency for the Upper WPZ. It shows a typical log- normal distribution for Au grades. Figure 13-7 is a log probability plot for the Upper WPZ. In this case, there is a slight change in the population at 26 g/t, but the points remain linear up to 50 to 70 g/t. Figure 13-8 is a QQ plot of subdomain vs. entire Upper WPZ population. Figure 13-9 shows the log-probability plots by subdomain. The entire zone is displayed in grey.

Figure 13-10 is a QQ plot comparing the populations of assays between the Upper and Lower WPZ.

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AU Histogram
Frequency (% of 1352)
AU
count 1352
min 0.003
max 235.000
mean 7.900
stdev 21.458
skewness 6.30
kurtosis 47.79
variance 460.4
CV 2.72
geom mean 1.342
25% 0.446
median 2.160
75% 5.673
0
20
40
60
80
100
120
140
160
180
200
AU

Log AU Histogram
Frequency (% of 1352)
AU
count 1352
min 0.003
max 235.000
mean 7.900
stdev 21.458
skewness 6.30
kurtosis 47.79
variance 460.4
CV 2.72
geom mean 1.342
25% 0.446
median 2.160
75% 5.673
0.01
0.1
1
10
100
AU

Figure 13-6: (a) Histogram of Au values in the upper WPZ. (b) Log-Au histogram of gold values in the upper WPZ.

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Figure 13-7: Log-probability plot for all samples in the upper WPZ.

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QQ Plots AU ZONE
Log AU ZONE
Log AU (1352)
75% 4.08
50% 1.662
25%:0.446
50% 2.16
75% 5.673
100
10
1
0.1
0.01

Log Probability Plot AU ZONE
Cumulative %
AU

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Figure 13-10: QQ plot comparing the upper and lower WPZ gold populations.

The effect of capping on the raw assays is summarized in Table 13-7. The capping statistics are very similar to those of the Lower WPZ (Table 13-6).

Number of Samples	1361
Number >30g/t	73 (5%)
Number > 50g/t	44 (3%)
% Metal > 30g/t	47%
% Metal > 50g/t	35%

Table 13-7: Basic capping statistics on raw assays for the Upper WPZ.

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13.4.3	Shaft Deposit

The Shaft Deposit Au histogram is shown in Figure 13-11. The log-probability plot is shown in Figure 13-12. Again, these plots show a log-normal distribution. The log- probability plot shows a small kink at 30 g/t, but overall stays fairly consistent up to 50 g/t where there is a definite decrease in slope. Comparisons between the subdomains in the Shaft Deposit are made in Figure 13-13. The QQ plot shows reasonably good agreement between the individual subdomains and the overall population. Log- probability plots of the individual subdomains show reasonably consistent grade distributions, particularly in the 0.1 to 30 g/t range.

The effect of capping on the raw assays for the Shaft Deposit is summarized in Table 13-8. The capping statistics are substantially lower than those of the 1004-1 Zone (Table 13-6), with a similar sized sample dataset.

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AU Histogram
Frequency (% of 4600)
AU
AU
count 4600
min 0.000
max 685.702
mean 2.954
stdev 15.964
skewness 23.34
kurtosis 809.1
variance 254.9
CV 5.40
geom mean
25% 0.028
median 0.480
75% 1.840

Log AU Histogram
Frequency (% of 4600)
AU
AU
count 4600
min 0.000
max 685.702
mean 2.954
stdev 15.964
skewness 23.34
kurtosis 809.1
variance 254.9
CV 5.40
geom mean
25% 0.028
median 0.480
75% 1.840

Figure 13-11: (a) Histogram of Au values for the Shaft Deposit. (b) Log-histogram of Au values for the Shaft Deposit.

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Figure 13-12: Log-probability plot for Au samples in the Shaft Deposit.

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QQ Plots AU ZONE
1000
100
10
1
0.1
0.01
0.001
Log AU ZONE
75%:2.06
50%:0.34
25%:0.003
25%:0.028
75%:1.84
0.01
0.1
1
10
100
Log AU (4600)
1102.05
1102.04
1102.03
1102.02
1102.01
1101.06
1101.05
1101.04
1101.03
1101.01

Log Probability Plot AU ZONE
99.99
99.98
99.95
99.9
99.8
99.5
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.5
0.2
0.1
0.05
0.02
0.01
Cumulative%
0.01
0.1
1
10
100
AU
1102.05
1102.04
1102.03
1102.02
1102.01
1101.06
1101.05
1101.04
1101.03
1101.01

Figure 13-13: (a) QQ plot comparing subdomains to the overall Shaft Deposit population. (b) Log probability plots for the subdomains in the Shaft Deposit.

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Number of Samples	4625
Number >30 g/t	59 (1.3%)
Number > 50 g/t	30 (0.6%)
% Metal > 30 g/t	31%
% Metal > 50 g/t	22%

Table 13-8: Basic capping statistics on raw assays for the Shaft Deposit.

13.5	Variography

In order to define the amount of grade variability and the orientation of maximum grade continuity, a suite of semi-variograms were constructed from the composite values.

Anisotropic variograms were generated for the 1004-1 domain (Lower WPZ) and for the Shaft Deposit. An attempt was made to determine a good anisotropic variogram for the Upper WPZ, but no orientation produced good structures. This is assumed to be a consequence of the closely spaced shear systems, each with only a small number of DDH pierce points. Since the domain statistics suggest that the lower and upper WPZ have similar gold populations, it was considered to be reasonable to use the variogram model from the 1004-1 for the upper WPZ. The experimental and model variograms for the 1004-1 domain are shown in Figure 13-14. The search radius used for estimation was the determined by taking the range at 80% of the sill (30m x 18m x 8m).

The anisotropic variogram for the Shaft Deposit is shown in Figure 13-15. The nugget and perpendicular structure was set from a short-lag variogram (not shown). The search radius used for estimation was set to approximately 50% of the total range of the variogram (30m x 25m x 10m).

An omni-directional variogram was created for the Shoot Deposit and used as a guide for defining the size of the primary search pass during estimation.

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13.6	Compositing

In accordance with KLG policy, DDH samples were composited to 1.0 m with capping applied prior to compositing. Composite statistics for the Lower WPZ, Upper WPZ and Shaft Deposit are included in Table 13-9, Table 13-10 and Table 13-11, respectively. Composite lengths were allowed to vary in order to incorporate residuals at the bottom of the mineralized zone.

Since no correlation between grade and density was identified, only sample length was used to weight the grades during compositing. Each composite was identified with a mineralized solid shape. Only assays occurring within the mineralized zones were composited. During the compositing process, missing or unsampled areas are assumed to have a ‘trace’ grade (0.0025 g/t applied). These unsampled intervals only account for approximately 1-2% of the intervals within the mineralized zones. Composites were calculated within the mineralized zones from the contact closest to the collar to the toe of the hole. Composites were allowed to vary up to 50% of the nominal composite interval in order to fill the volume.

No chip or test hole samples were used in the composites. A number of DDH were excluded from the composite file (see Table 13-5), typically because underground DDH had shown them to be erroneous. Recent DDH where samples were incomplete were also removed from the database.

Sample	Recs.	Missing Values	Min.	Max.	Mean	Variance	Standard Deviation	Standard Error	Skewness
Raw Assays	4168	50	0.003	3850.2	11.1	11453.6	107.0	1.7	33.9
Uncapped Comps.	3527	0	0.003	1541.2	7.7	1031.2	32.1	0.5	34.8
Capped Comps.	3527	0	0.003	30.0	5.4	50.2	7.1	0.1	1.8

Table 13-9: Summary statistics for raw assays, uncapped and capped composites, for the 1004-1 Zone (Lower WPZ).

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Sample	Recs.	Missing Values	Min.	Max.	Mean	Variance	Standard Deviation	Standard Error	Skewness
Raw Assays	1361	9	0.003	235.00	7.90	460.09	21.45	0.58	6.29
Uncapped Comps.	1250	0	0.003	235.0	7.5	309.1	17.6	0.5	6.5
Capped Comps.	1250	0	0.003	30.0	5.3	51.1	7.1	0.2	2.1

Table 13-10: Summary statistics for raw assays, uncapped and capped composites, for the Upper WPZ.

Sample	Recs.	Missing Values	Min.	Max.	Mean	Variance	Standard Deviation	Standard Error	Skewness
Raw Assays	4625	25	0.000	685.70	3.0	254.8	16.0	0.2	23.3
Uncapped Comps.	4425	0	0.000	330.4	2.4	77.6	8.8	0.1	18.1
Capped Comps.	4425	0	0.000	30.0	1.9	15.4	3.9	0.1	4.0

Table 13-11: Summary statistics for raw assays, uncapped and capped composites, for the Shaft Deposit.

13.7	Block Model

13.7.1	Domaining

High grade subdomains were created for the Lower and Upper WPZ, the Shaft Deposit, the East Shaft Deposit and East Porphyry Zone. The Lower and Upper WPZ were modelled as two separate block models, although the domain statistics show that they could be considered part of the same geologic domain. This was largely due to time constraints, so the two areas will likely be combined in the future.

There were 25 subdomains created for the Lower WPZ (1004-1 Zone) and 61 subdomains were created for the Upper WPZ (includes the 1004-2, 1006, 1008, 1009, 1010 and 1011 Zones). In the Shaft Deposit, 10 subdomains were created.

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In addition to the high-grade subdomains mentioned above, mineralized envelopes were created for three less drilled areas of the Taylor Mine Complex. The East Porphyry Zone and East Shaft Deposit each contained three shapes. The 1003 Zone (below the Lower WPZ) contained 14 mineralized envelopes.

The Shoot Deposit is composed of a single domain. It was created using a 1g/t shell and falls almost entirely within a sliver of sheared argillite. Visually it is very similar to the eastern 1004-1 zone, but lacks significant mineralization outside the argillite, which in the 1004-1 is typically associated with secondary shears and extensional veins.

Each of the mineralized envelopes and subdomains was checked to ensure that no overlaps were present between shapes and the individual shapes were checked for internal overlaps and open edges.

Taylor’s Chief Mine Geologist and the Resource/Reserve Geologist (Canadian Operations) verified each shape prior to estimation.

13.7.2	Block Model, Search and Estimation Parameters

The block and subcell dimensions used for each domain at the Taylor Mine Complex are summarized in Table 13-12 and rotation parameters for blocks are shown in Table 13-13. All other block models are unrotated.

Domain	X Cell	Y Cell	Z Cell	X Subcell	Y Subcell	Z Subcell
Shoot Deposit	5	5	5	10	10	10
Lower and Upper WPZ	3	3	3	6	6	6
1003	9	9	9	9	9	9
Shaft Deposit	3	3	3	6	6	6
East Shaft	5	5	5	10	10	10
EPZ	7.5	7.5	2.5	14	14	5

Table 13-12: Cell and subcell dimensions for Taylor domains.

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Domain	Rotation
	Z	Y	X
EPZ	-11	4	-17

Table 13-13: Rotation parameters for rotated block models.

The search parameters used in each of the Taylor resource models are summarized in Table 13-14 and Table 13-15. For the high-grade domains in the 1004-1 and Upper WPZ, there were a number of subdomains with a small number of composites. To avoid issues with cells not filling with grade, the tertiary search used a low minimum number of samples. The tertiary search was not allowed to fill cells in the Measured or Indicated categories.

Most of the resource estimates at Taylor used the dynamic anisotropy functions in Datamine. This allows the search ellipsoid to change in orientation to follow folded or irregular mineralized zones. Using this technique, an azimuth and dip is created for each cell in the block model, generating search ellipsoid orientations that change for each cell. The azimuth and dip for each block is defined by modelling the orientations of the domain/subdomain wireframe in the neighbourhood of the cell in question. Dynamic anisotropy allows for superior estimates on the variable dips that are commonly encountered at Taylor, allowing domains to be defined based on geology and mineralization, regardless of orientation.

Table 13-16 shows the estimation methods used for each domain at Taylor. Gold grades were interpolated into the block model utilizing the inverse distance squared (ID2) method or ordinary kriging (OK). Only composites within the solid being modelled were used in the calculation.

Domain	Z Rotation	X Rotation	Z Rotation
1004-1	Dynamic
Upper WPZ	Dynamic
Shaft Deposit	Dynamic
East Shaft	180	25	0
EPZ	62	-15 (Y)	0
1003	Dynamic
Shoot Deposit	155	45	0

Table 13-14: Search ellipsoid orientations.

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Domain	Primary Search		Secondary Search		Tertiary Search		Max
	Dimensions (m)	Min/Max	Expansion Factor	Min/Max	Expansion Factor	Min/Max	Per Hole
1004-1	18x30x8	4/7	2	4/12	4	2/16	3
Upper WPZ	18x30x10	4/8	2	4/12	4	3/12	3
Shaft Deposit	30x25x10	4/10	2	4/16	3	3/12	3
East Shaft	20x20x10	4/8	2	4/12	3	4/12	3
EPZ	25x25x15	3/10	2	4/14	2	2/12	2
Shoot Deposit	35x55x5	6/12	2	6/20	3	3/16	4
1003	30x40x10	6/12	3	6/12	3	3/10	5

Table 13-15: Search parameters for each domain at the Taylor Mine Complex.

Domain	Estimation Method
1003	ID2
1004-1	OK
Upper WPZ	OK
Shaft Deposit	OK
East Shaft	ID2
EPZ	ID2
Shoot Deposit	ID2

Table 13-16: Estimation methods for each of the models at the Taylor Mine Complex.

13.7.3	Kriging Efficiency

Kriging efficiency (“KE”) was calculated for all zones estimated with ordinary kriging (e.g.

Figure 13-16 and Figure 13-17). Kriging efficiency serves as a tool to measure the effectiveness of a kriging estimate. The KE of a cell is a way of determining the confidence of the kriging estimate of that cell. It is a measure of the difference between variance within blocks (constant for the entire zone, and determined from the model variogram) and the kriging variance of the cell in question. Figure 13-16 shows the kriging efficiency of 1004-1 block model, although only blocks on the surface of the wireframe are visible. In general, values greater than zero are considered acceptable, and values greater than approximately 0.5 are considered to be reliably estimated cells. KE was calculated for all blocks in the 1004-1, Upper WPZ and Shaft Deposit. In the 1004-1 was calculated for all blocks in the 1004-1, Upper WPZ and Shaft Deposit. In the 1004-1 (Figure 13-16Figure 13-16), KE was excellent in the definition drilled areas. Poor KE was observed in the outlying areas in the west of the deposit. All of the cells with KE much smaller than 0 were classified as inferred or were excluded from the resource altogether.

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Kriging efficiency was also good in the Upper WPZ and Shaft Deposit (Figure 13-17). Only a few areas had KE much smaller than 0. Again, those areas were not incorporated into the indicated resource.

Figure 13-16: Kriging efficiency for the lower WPZ 1004-1 Zone (looking north).

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Figure 13-17: Kriging efficiency for the Upper WPZ and Shaft Deposit (looking north).

13.7.4	Swath Plots

Swath Plots were created for each of the models, comparing the DDH sample grades to as many estimation methods as possible. (Figure 13-18 to Figure 13-20). SWATH plots show the average grade by slice (in this case by easting) across the block model. In figures Figure 13-18 to Figure 13-20, the OK estimate (red) is compared to the sample grade (yellow), ID2 estimate (green) and nearest neighbour estimate (grey). The X swath plots have been included for the Lower and Upper WPZ and for the Shaft Deposit. In general, agreement between the models and samples is very good. In the Shaft Deposit there is a discrepancy between the model grade and sample grade on the west side of the zone. This is interpreted to be a result of the influence of a large number of low grade composites on the western edge of one subdomain (1102.04) overlapping a high-grade area of another subdomain (1102.01), with less influence from the high-grade composites. High variability in the sample grades is present in the swath plot in that area, which is explained by the difference in grades between the two subdomains.

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Figure 13-18: SWATH plot in X for the Lower WPZ (1004-1 Zone).

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Figure 13-19: SWATH plot in X for the Upper WPZ.

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Figure 13-20: SWATH plot in X for the Shaft Deposit.

13.8	Classification

The models were classified as measured, indicated or inferred based on a few qualifying factors. The resource classification is essentially based on the density of drill hole information and the continuity of gold grades.

In general, cells estimated using the first search pass were used to populate the measured and indicated categories, although some leeway was allowed to fill areas estimated using the second search pass for the indicated category. In addition to search pass, cells were also filtered to the resource cut-off grade (2.6 g/t) and large areas of low grade were removed from the measured and indicated categories.

Only one area of the Lower WPZ was included in the measured category. This is the area where mining is currently underway and drill density is sufficient to give a high confidence level in the estimate.

Due to nature of the Taylor mineralization, a number of small, narrow lenses were created as part of the geologic model. These were sometimes located in well drilled areas but did not have sufficient samples to populate the first or second search passes on the margins of the shapes. These areas were commonly incorporated into the initial indicated perimeter, but since the parameters for the third search permitted cells to fill from one drillhole, all cells estimated using the third search were reclassified as inferred.

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In the QP’s opinion, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the mineral resources estimate.

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14.0	MINERAL RESERVES ESTIMATE

The mineral reserves at Taylor stand at approximately 743,000 t grading 5.42 g/t (129,000 ounces in-situ) as of December 31, 2016. Details by zone are shown in Table 14-1.

ZONE	CATEGORY	TONNES	GRADE	OUNCES
1004 East	PROVEN	0	0.00	0
1004 East	PROBABLE	359,000	5.28	61,000

1004 West	PROVEN	0	0.00	0
1004 West	PROBABLE	257,000	5.76	47,500

1006 Lens	PROVEN	0	0.00	0
1006 Lens	PROBABLE	38,700	6.45	8,030

1008 Lens	PROVEN	0	0.00	0
1008 Lens	PROBABLE	81,300	4.52	11,800

1009 Lens	PROVEN	0	0.00	0
1009 Lens	PROBABLE	3,830	5.10	630

1010 Lens	PROVEN	0	0.00	0
1010 Lens	PROBABLE	2,690	4.21	360

1011 Lens	PROVEN	0	0.00	0
1011 Lens	PROBABLE	0	0.00	0

Shoot Zone	PROVEN	0	0.00	0
Shoot Zone	PROBABLE	0	0.00	0

TOTAL	PROVEN	0	0.00	0
TOTAL	PROBABLE	743,000	5.42	129,000

TOTALS	2 P'S	742,599	5.42	129,000

Table 14-1: Mineral reserves at Taylor.

The following assumptions were used in converting mineral resources to mineral reserves:

•	Price of gold: US$1,200/oz;

•	Currency exchange rate: $CDN1.25 = US$1.00;

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•	Stope cut-off grade was calculated on an individual basis;

•	Dilution ranged from approximately 10% to 50% (applied by geologist on mining shapes);

•	Dilution grade varied from approximately 0.5 g/t to 1.0 g/t (applied by geologists);

•	Mining Extraction varied by approximately 90% to 95%, based on the mining method;

•	Milling Recovery varied from approximately 94% to 95% (based on the mill grade-recovery curve);

•	Stopes needed to show net positive cash flow to be included in the reserves;

•	Mineral reserves are not included in the mineral resources.

In the QP’s opinion, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could affect materially the mineral reserves estimate.

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15.0	MINING METHODS

15.1	Design Criteria

The Taylor Mine consists of a few zones: the Shoot Deposit (located on the west side of the property), the WPZ, the East Porphyry Deposit and the Shaft Deposit (located on the east side of the property), as shown in Figure 15-1.

Figure 15-1: Longitudinal view (looking Northwest).

The WPZ extend vertically about 600 m and is mostly open at depth. The WPZ is accessed via a ramp and mined by overhand cut and fill method (for shallow dip ore zones) or longhole stoping (where the ore zones dip at an angle greater than 45°). Ore and waste are trucked to surface where the ore is loaded into surface trucks for haulage to the Holt mill and the waste is stockpiled on designated surface areas.

Ventilation is forced underground via the shaft opening. Auxiliary fans are installed, as required, for adequate airflow distribution.

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Results from geomechanical test work averaged the rock uniaxial compressive strength at 124 MPa. Backfill is introduced in stopes, either as loose waste or cemented rockfill where warranted (e.g. local stability, stope cycle).

Underground water is pumped to a collector pond on surface prior to be discharged in the environment. The current pumping rate is capped at 2,016 m3/day, which exceeds the anticipated water inflow at the mine; surface water inflow towards the portal will be collected and mixed with the underground water prior to be discharged.

Underground infrastructure is re-installed as the development work progresses (e.g. power, leaky feeder system, piping, etc.).

Existing ground support systems is tested and, if determined below current KLG ground support installation standards, be replaced or enhanced.

15.2	Mining Method

Criteria used for selecting the appropriate mining method(s) were discussed in the previous Prefeasibility Study. Since the updated mining shapes are dipping shallower than previously modelled, Overhand Cut and Fill (OC&F) and Drift and Fill (D&F) were selected as the most suitable mining methods:

•	Where the ore is dipping at less than 45° and the ore horizontal width is narrower than 10 m, OC&F is the method of choice;

•	Where the ore is dipping at less than 45° and the ore horizontal width exceeds 10 m, D&F will be the method of choice.

Where the ore is dipping at more than 45°, longhole mining will be the method of choice, requiring minimum mining width of 3 m.

Waste rock generated by development activities is the source of backfill (whether cemented or not).

Upon examination of the mining shapes, the geologist applied a dilution factor varying from approximately 10% to 50% and a dilution grade ranging from approximately 0.5 g/t to 1.0 g/t. Mining extraction varied from approximately 90% to 95%, based on the mining method.

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15.3	Geomechanical

One hole was drilled for the purpose of recovering core for geomechanical logging and test work (Queen’s, 2011). The hole was drilled from the hanging wall side and went through mineralized zones located in the upper area of the WPZ.

An external consultant logged the core and classified the rock mass using the RMR and Q systems (SRK, 2011). As a result from the analysis, the mineralized areas were assigned an RMR value of 65 (Q rating of 20) and the waste areas were assigned an RMR value of 62 (Q rating of 20).

The RMR rating was input in the “Critical Span Graph” (Pakalnis et al., 2004) in order to estimate the largest stable stope excavation for cut-and-fill stopes. The resulting range of stable stope spans varies from 9 m to 12 m. As more information is gathered through development and stoping, the assumptions leading to stope design will be reviewed accordingly.

The Q ratings were used for estimating the length of ground support for general applications in development headings and stopes.

15.4	Mine Access and Development

The WPZ is accessed via the existing decline located near the shaft. The extension of the decline is located on the hanging wall side of the WPZ, addressing exploration and production requirements. Drill bays located along the decline are used for definition drilling, as required.

Accesses from the decline vary in length, depending on the location of the stopes. Generally, one access is required to mine approximately six cuts per stope. In some cases, the geometry of the stope and access will permit more, or less, cuts to be mined from that location. Longhole stopes are developed with a conventional overcut and undercut and mined via downholes blasting. In a few cases were an overcut is not warranted (e.g. short vertical extent of the ore from the undercut), “blind” upholes will be drilled and blasted in a retreat sequence.

Development requirements are detailed in Table 15-1 for the current Life-of-Mine (LOM) plan.

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Table 15-1: Total development requirements (metres).

15.4.1	Capital Development

Details of capital development are listed in Table 15-2.

Table 15-2: Capital development breakdown (metres).

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Decline

A 5.0 m by 5.0 m ramp, driven at -15% grade, is being advanced for accessing the WPZ.

A vertical longitudinal view is shown in Figure 15-2. The view is cut on strike with the deposit (approximately in a south-west to north-east direction).

Figure 15-2: Longitudinal view showing the planned decline access to the WPZ.

Ventilation Raise and Escapeway

Two raise systems are proposed approximately (405 m in total) to increase the airflow into the mine. Lateral accesses to the ventilation raises amount to approximately 180 meters.

15.4.2	Operating Development

Operating development consists of various accesses from capital headings or linking stopes. Lateral drifts are designed as 4 m by 4 m excavations; however, the final size will be set once the designed stopes are finalized. Details are provided in Table 15-3.

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Table 15-3: Operating lateral development breakdown (metres).

15.5	Equipment

The list of major mobile equipment is shown in Table 15-4.

Table 15-4: WPZ list of major mobile equipment.

15.6	Production Rate and Life of Mine Plan

An average mining rate of approximately 600 tpd was selected. An amendment to the closure plan was sent to the MNDM in support of an increased mining rate. Approval is anticipated early in the third quarter of 2017. The LOM plan is shown in Table 15-5.

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Table 15-5: LOM plan.

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16.0	RECOVERY METHODS

16.1	Summary of Laboratory Test Work

The reader is referred to section 12.

16.2	Process Plant Flow Sheet

Description of the current milling process is summarized from a previous NI 43-101 technical report (SWRPA, 2008); the process for treating Taylor ore does not vary from the process described below.

The Holt Mill was constructed in 1988 and was originally designed for a throughput of 1,360 tpd. Expansions in 1988 and 2001 increased the throughput to 2,500 tpd and 3,000 tpd, respectively.

Surface ore storage is a total of 4,900 t in three silos, the Holt headframe bin (900 t) and two other separate storage bins (1,000 t and 3,000 t). Ore can be delivered to the mill from the Holt Mine by conveyor or from a separate surface dump that enters a 100 tonne hopper, and then can be fed to either of the two storage bins.

The grinding circuit consists of a 5 m diameter by 6.1 m long Allis Chalmers ball mill, converted to a SAG mill, a 4 m diameter by 5.5 m long Allis Chalmers ball mill and a 3.6 m diameter by 4.9 m long tertiary ball mill, all operating in series and in closed circuit. The details of the grinding circuit are shown below in Table 16-1. The grinding circuit is controlled by an expert system and fuzzy logic.

The primary cyclone cluster consists of six 381 mm (15”) Krebs D15B cyclones. A secondary cyclone cluster consists of twelve 254 mm (10”) Krebs gMAX cyclones with an Outokumpu PSI-200 online analyzer. The secondary cyclone cluster feeds a 27 m (90 ft) Eimco thickener. The thickener underflow feeds six carbon-in-leach (CIL) tanks. The tank system is conventional gravity flow for slurry with counter-current carbon advancement

Precious metal stripping is performed in batch operations, advancing 2.7 t of loaded carbon through a 1.2 m by 2.4 m (4 ft x 8ft) Simplicity screen. Carbon is transferred to an adsorption column where a Zadra process is utilized as the gold elution method. Barren solution is circulated through two shell and tube heat exchangers and a 360 kW electric inline heater.

The resulting pregnant solution is pumped from the solution tank to an electro-winning cell. The gold precipitate is further refined using a 125 kW Inductotherm furnace and the

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doré bars are poured in a seven mould cascade arrangement. After stripping, the carbon is regenerated in a rotary kiln, quenched, screened and returned to the process. Carbon fines are collected in a tank, filtered in a Perrin press, and packaged for sale.

The process flow sheet is shown in Figure 16-1.

Reagents and operating supplies for the mill, such as process chemicals and grinding steel, are stored in the reagent storage building attached to the concentrator at the south end of the building.

Laboratory

The assay laboratory is located at the Holt site in an area near but separate from the mill and previously used as an assay lab. The building was renovated and a sample preparation area, fire assay facilities and an AA facility were established to provide analytical services for the site.”

Data	Primary	Secondary	Tertiary
	SAG mill	Ball mill #1	Ball mill #2
Diameter (m)	5.0	4.0	3.6
Length (m)	6.1	5.5	4.9
Motor (hp)	3,400	1,650	1,250
Ball charge (%)	8-12	45	40
Grinding media	5" balls	2" balls	1" slugs
Media consumption (kg/t)	0.75	0.30	0.45
Speed (rpm)	13.9	16.2	17.3
Critical speed (%)	72.5	76.5	71.0
Circulating load (%)	10-15	350	225
Power draw (kWh)	2,250	1250-1450	750-900
Lifters	Polymet	Rubber	Rubber
Liners	Polymet	Rubber	Rubber
Discharge grates (mm)	18-30 mm by 40 mm	Overflow mill

Table 16-1: Details of the grinding circuit.

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Figure 16-1: Process flow sheet.

16.3	Potential Gravity Recovery Circuit Design

A gravity recovery circuit is being considered for the processing of Taylor ore. It would consist of adding two Knelson concentrators to the current process flow: one receiving the primary cyclone underflow and the second being fed from the secondary cyclone underflow. The primary Knelson tails would be directed to the ball mill #1 and the primary Knelson concentrate would be collected for 24 hours in the gravity concentrate tank/ACACIA reactor feed tank. The secondary Knelson tails would be directed to the ball mill #2 and the secondary Knelson concentrate would be collected for 24 hours in the gravity concentrate tank/ACACIA reactor feed tank. The reactor would be filled once daily with concentrate. The previous day’s concentrate, now reactor tails, would be returned to the grinding circuit after being washed free of residual cyanide.

In the QP’s opinion, there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction at Taylor.

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17.0	PROJECT INFRASTRUCTURE

17.1	Surface Buildings

A few buildings were erected on site during a previous exploration and development phase of the Taylor Shaft Deposit, namely:

•	A security office;

•	A hoist house (223 m2) housing a 1.524m by 1.829 m double drum hoist;

•	A collar house (130 m2) and headframe, 30 m in height and constructed of steel;

•	an electrical substation (electrical power is currently distributed to site by this substation);

•	Engineering, Geology and Administration offices (additional office planned early in 2017);

•	Change room, wash room, shower and dry buildings;

•	Mine office, meeting room and wicket area;

•	Surface maintenance shop;

•	Core logging and sampling facilities; and a,

•	Cold storage building.

Some maintenance and structural repairs were completed since the last technical report, mainly to upgrade the offices and changing facilities.

17.2	Road Upgrade and Ore Transportation

Ore is transported along the existing 1.7 km long access road to the Taylor site, then along Regional Road #11, and finally along Highway #101 until it reaches the Holt mill. The Taylor site access road was widened and upgraded in order to accommodate the anticipated traffic and truck haulage flow. The associated costs are included in the Project capital expenditures.

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17.3	Surface Stockpiles

Temporary ore stockpile are located within 200 m of the portal. Permanent waste stockpiles extend from near the portal entrance to the South end of the property. There is sufficient area on the property to store all the waste from the current LOM plan.

17.4	Tailings Deposition and Storage

The process plant for the Taylor ore is located at KLG’ Holt mill, an operating facility that is fully permitted and can accommodate the tailings generated by processing the Taylor ore.

17.5	Power

The Taylor Project is currently serviced by a 1.5 MW sub-station. Additional capacity will be required to extend beyond the current LOM plan or to increase mining throughput.

17.6	Underground Mine Dewatering and Fresh Water Requirements

Currently, the “steady-state” de-watering requirements are estimated at approximately 2,000 m3/day, which is the daily limit of KLG current permit. Underground water is pumped to settling ponds located on surface and then discharged in an appropriate receiver upon meeting water quality regulations and prescribed quantities in the permit.

Fresh water requirements are minimal since there is no process plant on site; this activity is covered by current permit to take water.

17.7	Underground Mine Ventilation

Initial underground ventilation requirements and design were completed by an external consultant (Hatch, 2012). The design is updated on a “as required basis” to account for field conditions.

The “steady-state” ventilation system design for the Taylor Project is a push system that delivers approximately 85 m3/s to the underground mine (Figure 17-1).

Fresh air fans are mounted just outside the headframe, moving the air down the shaft to the 100 meter level (the shaft manway is also the second egress from the mine). The air is heated during the cold seasons with propane-fired mine air heaters.

Fan setup on the north side of the headframe consists of two units (1.2 m diameter; 112 kW) mounted horizontally in series and a 2.4 MW mine air heater. Fan setup on the east side of the headframe consists of a single fan (1.2 m; 112 kW) mounted horizontally and a 2.1 MW mine air heater. The average capacity of each surface fan is 42.5 m3/s, which meets regulation requirements.

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The air travels underground through historical workings and then splits between the 100 level and a short access raise to the 45 level. The air flows along both the parallel 100 and 45 levels to the Main Ramp and then to a ventilation raise that services lower levels of the mine. A ventilation door has been installed to prevent air from short-circuiting back from the 100 level into the Main Ramp.

Auxiliary fans are installed underground, as required, to direct the fresh air to the work places.

Return air flows from the level and exit the mine through the decline.

Figure 17-1: Ventilation network schematic.

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17.8	Underground Material Handling

Simulations were undertaken with an external consultant to assess the truck and LHD fleet size requirements (SANDVIK, 2011).

Ore and waste is moved from the stopes and headings using LHDs and trucks (refer to the equipment list in Table 15-4).

17.9	Communications

A leaky feeder system and pager phones are installed underground, facilitating radio communications. A fibre optic line with terminations has been installed for future upgrades to the system.

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18.0	MARKET STUDIES AND CONTRACTS

18.1	Market for the Product

The QP has reviewed KLG contract with the refiner and he is satisfied that the contract reflects industry norms and reasonable market terms for selling Taylor gold production.

18.2	Material Contracts

Contract surface exploration drilling services are provided by Asinii Drilling based in Matheson, ON. Underground contract drilling at the Holt mine is being conducted by

Boreal Drilling based in Val d’Or (QC). Both contractors possess the necessary equipment, well trained personnel, replacement part inventory and have well documented drill experience on the property. These contracts can be discontinued by KLG at any time with advance written notification.

KLG anticipate extending the contract in force at another operation to haul the Taylor ore to the Holt mill facility.

Security services at the Taylor site are provided by Garda, an independent contractor.

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19.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The Taylor site utilizes an Environmental Management System (EMS). This system embodies a recurrent review process of site environmental policies, procedures, permits and approvals. The EMS system continually audits and supports the waste and hazardous waste management plan, the water and wastewater treatment plan and environmental monitoring programs throughout the site.

This process is kept current though EMS revisions, which are included as part of the continuous improvement review cycle. Thus, the EMS forms the basis for the monitoring, sampling, and reporting program requirements under each of the relevant governmental agencies. More importantly, it verifies that all the activities at the Taylor site are in compliance with governments and company standards.

The Taylor mine utilizes underground and surface water as part of the mining and milling process, in addition to domestic consumption. Water is collected, monitored, treated and released through an approved, regulated permitted industrial sewage works. All effluent discharge to the environment from the Taylor mine is controlled and monitored.

19.1	Summary of Environmental Studies

19.1.1	Terrestrial Environment

Surveys were undertaken in the past to provide further details on terrestrial vegetation and wildlife in areas that may be affected by mining activity, such as in the vicinity of the overburden and waste rock storage piles. Depending on the final stockpiles designs, additional studies may be warranted.

19.1.2	Hydrogeological Characterization

A number of investigations were completed to support the characterization of the groundwater regime in the vicinity of the Taylor project. Monitoring of groundwater levels in exploration holes was conducted, in order to determine the characteristics of the overburden aquifer. Data obtained during these tests were used to estimate the amount of groundwater that would potentially report to the mine from the overburden aquifer. Additional testing is underway on selected wells to help approximate in-situ hydraulic conductivity values for each screened interval. A three-dimensional conceptual groundwater model was developed from the field data to predict the potential effects of mine development activities on the local groundwater and surface waters (e.g. drawdown effects).

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19.1.3	Hydrological and Aquatic Habitat Assessments

Previous hydrological assessments were in large part developed by pro-rating regional flow data to the local watershed areas. Current studies are focusing on developing more accurate estimates of stream flows, runoff volumes and site drainage patterns associated with the existing mine site and future developments. Efforts were spent on detailed watershed mapping initiatives, as well as the development of a stream flow monitoring station on Wabbler Creek. This information will be crucial in assessing potential adverse environmental effects to the downstream aquatic receiving environment and assisting in storm water management planning activities.

Past aquatic habitat assessments were based on data collection initiatives recommended in prior studies, within the context of the proposed project; additional sampling of stream sediments, water chemistry and benthic macro invertebrates were also undertaken. Future aquatic assessment programs will be expanded to include areas that could potentially be affected by future mining activity. Of particular importance is the comprehensive assessment of potential fisheries habitat areas in the areas of proposed mine development.

19.1.4	Waste Characterization Studies

A detailed geochemical characterization of all mine waste materials was completed in support of the development of an integrated water and waste management plan for the site.

In developing the mine model, waste and host rock materials have undergone a comprehensive geological classification to ascertain the total volumes of materials that will be generated. Representative samples from each type of waste material were selected and tested for their acid generating and metal leaching potential as per the relevant guidance documents. An eight sample study of waste rock deposited on surface was completed and results indicated very good neutralizing potential.

19.2	Tailing Management Plan

No process plant or tailings storage facilities are currently planned during the development and production activities at Taylor. Ore is processed at the Holt site process plant where there are four individual basins: two tailing ponds, one sludge precipitate pond and one polishing pond. Within the tailings facilities are 18 individual dam structures, a total of 465.4 ha of watershed area and 212 ha of tailings area. The remaining storage capacity is approximately 4.56 Mt at the close of 2016. In 2016 KLG submitted an amended permit to the MOE for the implementation of Sub-Aerial stacking in the Southwest Basin of the TMF. The amendment will provide an estimated additional

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2.17 Mt of storage capacity. The tailings facilities are inspected annually by an external third party and comply with current provincial and federal regulations. A plan view of the TMF is displayed in Figure 19-1.

KLG has retained Golder Associates (Sudbury) to assess location(s) for additional tailings storage basin within the TMF that will provide sufficient storage capacity for the LOM plan.

Figure 19-1: Tailings management facilities.

19.3	Permits Status and Posted Bonds

The reader is referred to section 3.3.

19.4	Social and Community

As part of the Closure Plan process First Nations and community outreach consultation informs the public of developing projects.

KLG has recently signed an agreement with First Nations who have treaty and aboriginal rights which they assert within the operations area of the mine.

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The agreement provides a framework for strengthened collaboration in the development and operations of the mine and outlines tangible benefits for the First Nations, including skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and KLG’s future financial contributions

19.5	Closure Plan

An operational closure plan was filed and approved by MNDM in 2015.

As part of the Taylor site development phase, a closure plan was submitted to the appropriate government agencies. The mine received government approval of this closure plan in 2005.

Amendments to the current closure plan include updated infrastructure details, mining plan, additional underground development and changes to surface features such as waste rock piles and overburden stockpiles.

KLG will submit an amendment to the closure plan in 2017 to include an increase of the daily production rate up to 1,500 tpd.

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20.0	CAPITAL AND OPERATING COSTS

20.1	Capital Costs

Capital costs were estimated by KLG at $43M (including 10% contingencies), or US$293/oz (over the LOM). The capital expenditures schedule is shown in Table 20-1.

Table 20-1: Capital expenditures schedule.

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20.1.1	Basis of Estimate

Capital costs estimate for major items is based on budgetary quotations from suppliers in the industry. In order to account for unknown factors that should have been included in the estimate, a contingency of 10% was applied to the total.

20.1.2	Cost Estimate

The underground operation is operated by KLG with its own workforce. Costs estimates were derived from first principles for the Company’s 2017 budget.

Budgetary quotations were received for external work or equipment.

A contingency of 10% was applied to the total capital estimate to cover the estimate accuracy (± 25%) and items that were omitted unknowingly.

20.2	Operating Costs

Total operating costs are estimated at $97.0 M, broken down as follows:

•	Mining: $63.0 M (or $85/t)

•	Milling: $17.8 M (or $24/t)

•	G&A: $4.8 M (or $7/t)

•	Trucking: $7.5 M (or $10/t)

•	Royalties (1%): $3.8 M (or $5/t)

Operating unit costs amounts to $131/t or US$625/oz (using an exchange rate of 1.25).

The operating costs schedule is shown in Table 20-2.

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Table 20-2: Operating costs schedule.

20.2.1	Basis for Estimate

Quotations were obtained for units of work that will be contracted out.

Operating costs for units of work that will be carried out by KLG personnel were based on KLG’s budget for 2017.

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21.0	ECONOMIC ANALYSIS

KLG is a producing issuer and, following instructions contained in Form 43-101F1 Technical Report, may exclude information required under Item 22 (Economic Analysis) for technical reports on properties currently in production unless the technical report includes a material expansion of current production.

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22.0	ADJACENT PROPERTIES

There are no adjacent properties to the Taylor Mine that are material to the scope of this technical report.

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23.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information on the Taylor Mine known to the QPs that if undisclosed would make this NI 43-101 technical report misleading or more understandable.

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24.0	INTERPRETATION AND CONCLUSIONS

24.1	General

The Bulk Sample #2 program at Taylor successfully extracted gold mineralization as interpreted from SAS’ (now KLG’s) August 2014 Indicated Resource Estimate. The Holt mill successfully processed the Taylor ore recovering 4, 948 troy ounces from the 17,549 tonnes processed. Mill recovery of 97.4% exceeded the estimated 94.5 % recovered rate used in the PFS 2012 (which was based on laboratory test work).

Commercial production at Taylor was declared in November 2015. During 2016 (the first full year of operation), Taylor produced a total of 199,200 tonnes at an average head grade of 6.90 g/t Au, resulting in 42,639 ounces being produced.

The geology of the WPZ which is comprised of multiple mineralized veins is complex and a high degree of geological control is required, which can be accomplished with tight spaced infill drilling on a 15 m by 15 m pattern, through the use of geological mapping and sampling of the development headings all of which is required in order to effectively mine the ore.

Diamond drilling during 2016 continued to extend defined mineralized zones to the east and west along strike and these zones remain open at depth.

Recent new discoveries announced by KLG in January 2017 (refer to press released disclosed publicly) have confirmed the presence of mineralization, situated to the north of the PDF associated with the 1003 Zone. Underground drilling is warranted, and provides value through resource delineation and also acts as a platform to explore at depth.

In 2017, an exploration drift to the east on the 430m level has been proposed to assess both the Shaft Deposit, which commences immediately below surface (under 15 m of overburden) and the East Porphyry Zone mineralization at depth.

24.2	Opportunities

•	Strike / Dip extension of mineralized zones remain open and warrant drill testing.

•

New Discovery potential is available given the historical sparse drill coverage which to date has been concentrated along the PDF. Additional targets exist to both the south and within the sediments situated north of PDF.

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•	The installation of a gravity recovery circuit may improve the overall recovery by 1% to 2% based on recent test work;

•	Geology re-interpretation based on information gained through additional drilling and underground sampling may lead to additional mineral resources (and possibly to additional mineral reserves).

24.3	Risks

•	Future exploration programs are unable to keep pace with mining that in turn results in mineral resources and mineral reserves being depleted;

•	Mineral resources may not be converted up to mineral reserves due to a lack of economic support;

•	Drop in gold price to a level whereby it becomes uneconomic to continue mining and developing the mine complex;

•	Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase the cut-off grade and decrease the level of mineral resources and mineral reserves;

•	Mechanical breakdown of critical equipment or infrastructure that could decrease or halt the production throughput at the mine; and,

•	Continuity of ore zones not well defined or understood.

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25.0	RECOMMENDATIONS

Exploration potential at Taylor is regarded as excellent. Diamond drilling from both surface and underground is warranted to 1) assess mineralized strike and dip extensions, 2) to define the overall trend and width of the through-going diabase dykes, and 3) to target new discoveries on the property and associated with the PDF trend.

Underground development west (on the 390 and 450 levels) and associated diamond drill platforms are critical to the delineation of future mineral resources.

The re-processing of the 1997 Quantec IP survey data over the Shaft Deposit, has yielded encouraging results when sliced into a series of level plans. Drilling is required to follow-up on the geophysical signature of the Shaft and WPZ mineralized trend at depth.

A seismic reflection line was conducted 5 km west of Taylor, as part of the Discover Abitibi exploration initiative in 2005, which defined a buried mafic volcanic complex to the north of the PDF. Additional seismic lines are justified, to define the regional geological setting at depth, with scout level drilling proposed to confirm the seismic line interpretation.

Continued definition drilling at the current drill spacing (15 m by 15 m centres) is recommended to confirm the geometry of the mineralized zones.

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26.0	REFERENCESTO UPDATE

Analytical Solutions Ltd. Preliminary Data Review - Analytical Laboratories Internal report prepared for KL Gold. March 13, 2017.

Ayer, J.A., Amelin, Y., Kamo, S.L., Ketchum, J.W.F., Kwok, K. and Trowell, N. 2002: Evolution of the southern Abitibi greenstone belt based on U-Pb chronology: autochthonous volcanic construction followed by plutonism, regional deformation and sedimentation; Precambrian Research, v. 115, pp. 63-95.

Dimov, January 23, 2015; Super-panning Results of Submitted Ore Samples, letter report prepared by Surface Science Western for St. Andrew Goldfields Ltd., SSW Ref. 55914, 29 p.

Environment Canada, http://www.climate.weatheroffice.gc.ca

Ferguson, S. A., et al., “Gold Deposits of Ontario, Part 1: Ontario Department of Mines MRC 13”, 1971, 315 p.

Hatch, “St Andrew Goldfields Ltd. – Taylor Project Ventilation Design”, January 3, 2012.

KLG, “Technical Procedure for Core Sampling”, internal document, March 22, 2010.

KLG, “Technical Procedure and Guidelines for Core Cutting and Handling”, internal document, July 13, 2010.

Pakalnis, R., et al., “Update of Span Design Curve for Weak Rock Masses”, presented at AGM-CIM, Edmonton, 2004.

Pykes, D.R. And Jensen, L.G., “Preliminary Stratigraphic Interpretation of the Timmins- Kirkland Lake Area, Ontario”, Program with Abstracts, Geological Association of Canada, Vol 1, 1976, 71p.

Queen’s University at Kingston, “Rock Core Strength Testing – Taylor Property”, August 22, 2011.

Reed, L.E., Snyder, D.B. and Salisbury, M.H. 2005. “Two-dimensional (2D) reflection seismic surveying in the Timmins-Kirkland Lake area, Northern Ontario; acquisition, processing, interpretation: Discover Abitibi Initiative”, Ontario geological Survey Open File Report 6169, 96 p.

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Rhys, D., January 25, 2015; Taylor Deposit: West Porphyry 1004-1 Lens Geological Observations, report prepared by Panterra Geoservices Inc. for St. Andrew Goldfields Ltd., 53 p.

Rocque, P., Michaud, M., Kita, J., “Taylor Property Scoping Study”, SAS internal document, May 5, 2011.

Rocque, P., Todd, C., Harwood, B., Cole B., Lefevbre S., Spadetto, G., Rowe, K., “Taylor

Property Pre-Feasibility Study”, SAS internal document, February 2, 2012.

Rocque, P., Todd, C., “43-101 Technical Report Taylor Property Pre-Feasibility Study”, SAS internal document, March 29, 2012.

Roscoe, W. E., Gow, N. N. (SWRPA) 2006;“Technical report on the Taylor, Clavos, Hislop and Stock projects in the Timmins area, northeastern Ontario, Canada.”, prepared by SWRPA, October 2006

St Andrew Goldfields, 2015, Taylor Property, ON Canada, Bulk Sample 2 – 1004-1 Lens, West Porphyry Zone, Updated Technical Report (Internal report) dated February 5, 2015

SANDVIK, “Loading and Hauling Simulations”, personal communication, September 2011.

SGS 2017, Taylor Gold Deposit Mineral Resource Verification, (Internal Report prepared for KL Gold dated February 21, 2017.

SRK, “Geotechnical Field Program”, July 22, 2011.

SWRPA, “Technical Report on the Taylor, Clavos, Hislop and Stock Projects in the Timmins Area, Northeastern Ontario, Canada”, October 2, 2006.

SWRPA, “Technical Report on the Holloway-Holt Project, Ontario, Canada”, July 9,2008.

Terra Mineralogical Services, 2015 Mineralogical Examination of the Gold Mineralization from the Taylor Project, Timmins camp, Ontario. Internal report prepared for St Andrew Goldfields.

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NI 43-101 Technical report

27.0	SIGNATURE PAGE AND DATE

The undersigned prepared this technical report titled “Taylor Property, Ontario, Canada, Updated NI 43-101 Technical Report”. The effective date of this Technical Report is December 31, 2016 and the disclosure date is March 30, 2017.

Signed,

“signed and sealed”

Pierre Rocque, P. Eng.	March 30, 2017	Kirkland Lake Gold Ltd. 200 Bay Street, Suite 3120 Toronto, Ontario, M5J 2J1 Canada

“signed and sealed”

Doug Cater, P. Geo	March 30, 2017	Kirkland Lake Gold Ltd. 200 Bay Street, Suite 3120 Toronto, Ontario, M5J 2J1 Canada

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CERTIFICATE OF QUALIFIED PERSON

I, Pierre Rocque, P. Eng., as an author of this report entitled “Taylor Property, Ontario, Canada, Updated NI 43-101 Technical Report” dated effective December 31, 2016 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Vice President of Technical Services, at Kirkland Lake Gold Ltd., located at Royal Bank Plaza South Tower, 200 Bay Street, Suite 3120, Toronto, ON, Canada M5J 2J1.

2.	This certificate applies to the technical report entitled “Taylor Property, Ontario, Canada, Updated NI 43-101 Technical Report”, dated effective December 31, 2016 (The “Technical Report”)

3.

I graduated with a Bachelor’s degree in Mining Engineering (B. Ing.) in 1986 from École polytechnique de Montréal and a Master’s degree in Mining Engineering (M.Sc.Eng.) in 1992 from Queen’s University at Kingston. I have worked as a mining engineer since graduation from university in 1986. I have been directly involved in mine design of underground gold mines and, since 1997 I have overseen the mining engineering department at three narrow veins underground gold mines, providing relief to the Mine Manager and General Manager on site. Since 2008, I have provided corporate direction for the engineering function at junior gold exploration and producing companies, except from 2014 to 2016 where I was Global Director- Mining for an international EPCM firm. I am a member of Professional Engineers of Ontario and Ordre des ingénieurs du Québec.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I last visited the Taylor Property, subject of the Technical Report, on March 2017.

6.	I am responsible for the preparation of the Summary and Sections 1 to 5, 12, 14 to 27 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer. Independence is not required under Section 5.3 (3) of NI 43–101.

8.	I have prior involvement with the property that is the subject of the Technical Report as I was working for a previous owner of the Property between 2010 and 2014.

9.	I have read NI 43–101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March, 2017.

“Signed and Sealed”
Pierre Rocque, P. Eng.
Vice President Technical Services

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Taylor Property
NI 43-101 Technical report

CERTIFICATE OF QUALIFIED PERSON

I, Douglas Cater, P. Geo, as an author of this report entitled “Taylor Property, Ontario Canada, Updated NI 43-101” dated effective December 31, 2016 prepared for Kirkland Lake Gold Ltd. (the “Issuer”) do hereby certify that:

1.	I am Vice President Exploration Canada, at Kirkland Lake Gold Ltd. located at Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario, M5J 2J1 Canada.

2.	This certificate applies to the technical report entitled “Taylor Property Updated NI-43-101”, dated effective December 31, 2016 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Earth Science from University of Waterloo, Waterloo, ON, in 1981. I have worked as a geologist since graduation from university in 1981. During that time, I have been employed as exploration geologist, mine geologist, resource geologist and consulting geologist, at several mining companies. I am a member in full standing of the Association of Professional Geoscientists of Ontario with Registration No. 0161. I have practiced my profession for over thirty years. I have been an Exploration Manager / Chief Geologist at several gold mines and advanced stage exploration projects since 1991 and have been responsible for all geological functions including calculating and reporting Resources and Reserves. Since January 2016, I have been Vice President Exploration responsible for surface exploration activities on the company’s extensive land package.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I last visited the Taylor Mine, subject of the Technical Report, in March 2017.

6.	I am responsible for the Summary and Sections 6 to 11, 13 and 22 to 25 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer .

8.

I have prior involvement with the property that is the subject of the Technical Report. I have been frequently involved with the property having guided Exploration at the mine since June 2012 to the present.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30 day of March, 2017.

“Signed and Sealed”

Douglas Cater P. Geo.
Vice President Exploration

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